PRIMERO MINING CORP.

and

BRIGUS GOLD CORP.

and

FORTUNE BAY CORP.

and

COMPUTERSHARE TRUST COMPANY OF CANADA

SUPPLEMENTAL WARRANT INDENTURE

As of March 5, 2014

             THIS SUPPLEMENTAL WARRANT INDENTURE dated as of March 5, 2014

AMONG:

PRIMERO MINING CORP., a corporation existing under the laws of British Columbia
(hereinafter called the “Company”)

AND

BRIGUS GOLD CORP., a corporation existing under the laws of Canada
(hereinafter called “Brigus”)

AND

FORTUNE BAY CORP., a corporation existing under the laws of Canada
(hereinafter called “Fortune Bay”)

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada
(hereinafter called the “Warrant Agent”)

RECITALS

WHEREAS:

1.

Linear Gold Corp. (“Linear”) and the Warrant Agent executed a common share purchase warrant indenture, dated as of November 19, 2009 (the “Linear Indenture”), a copy of which is included in Schedule “A” hereto, governing the terms of certain common share purchase warrants (the “Warrants”).

2.

Brigus (as successor to Linear) and the Warrant Agent executed a supplementary warrant indenture, dated as of June 25, 2010 (the “2010 Supplemental Indenture” and collectively with the Linear Indenture, the “Warrant Indenture”), a copy of which is also included in Schedule “A” hereto.

3.

As a result of the 2010 Supplemental Indenture, each holder of a Warrant became entitled to receive, upon the exercise of such holder’s Warrant, in lieu of each common share of Linear to which such holder was theretofore entitled upon such exercise, 1.3686 common shares of Brigus (“Brigus Shares”) at an exercise price of $3.00 per Warrant.

4.

Pursuant to Section 2.14(4) of the Warrant Indenture, upon completion of a certain arrangement of Brigus under the provisions of the Canada Business Corporations Act (the ”Arrangement”), entered into pursuant to an arrangement agreement among the Company, Brigus and Fortune Bay, as of March 5, 2014 (the ”Effective Date”), each holder of a Warrant outstanding immediately prior to the Effective Date became entitled to receive, upon the exercise of such holder’s Warrant, in lieu of the 1.3686 Brigus Shares to which such holder was theretofore entitled upon such exercise, (a) 0.2395 of a common share of the Company (each whole share, a “Company Share”), and (b) 0.1369 of a common share in the capital of Fortune Bay (each whole share, a “Fortune Bay Share”) (such amounts being equivalent to the consideration payable per Brigus Share pursuant to the Arrangement of (x) 0.175 of a Company Share, and (y) 0.1 of a Fortune Bay Share), for a total exercise price of $3.00 per Warrant.

5.	Section 7.02 of the Warrant Indenture provides for the creation of indentures supplemental to the Warrant Indenture in connection with any successors to Brigus.

6.	The foregoing recitals are made as representations of the Company, Brigus and Fortune Bay, and not by the Warrant Agent.

7.

The Warrant Agent has agreed to enter into this Supplemental Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who are holders of Warrants issued pursuant to the Warrant Indenture as modified by this Supplemental Indenture from time to time.

             NOW THEREFORE THIS SUPPLEMENTAL INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

(a)

This Supplemental Indenture is supplemental to the Warrant Indenture and the Warrant Indenture shall henceforth be read in conjunction with this Supplemental Indenture and all the provisions of the Warrant Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Warrant Indenture and of this Supplemental Indenture were contained in one instrument and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Warrant Indenture;

(b)

On and after the date hereof, each reference to the Warrant Indenture, as amended by this Supplemental Indenture, ”this Warrant Indenture”, ”this indenture”, ”herein”, ”hereby”, and similar references, and each reference to the Warrant Indenture in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Warrant Indenture as amended hereby. Except as specifically amended by this Supplemental Indenture, all other terms and conditions of the Warrant Indenture shall remain in full force and unchanged;

(c)

The Company hereby covenants, acknowledges and agrees that, as and from the date hereof, it shall become liable for, and shall perform the obligations of Brigus under the Warrant Indenture and, in particular but without limitation, in accordance with Section 2.14(4) of the Warrant Indenture, any Warrantholder who exercises that holder’s right to receive Brigus Shares pursuant to Warrant(s) shall be entitled to receive, and shall accept in lieu of each 1.3686 Brigus Shares to which such holder was theretofore entitled upon such exercise, (a) 0.2395 of a Company Share, and (b) 0.1369 of a Fortune Bay Share, for a total exercise price of $3.00 per Warrant, subject to further adjustment in accordance with the terms of the Warrant Indenture;

(d)

In furtherance of the Company’s covenant in Section (c) above and the Company’s obligations pursuant to Section 2.14(4) of the Warrant Indenture, Fortune Bay hereby covenants, acknowledges and agrees that, as and from the date hereof, forthwith upon written notice from the Warrant Agent of the exercise of a Warrant(s) in accordance with the terms of the Warrant Indenture, Fortune Bay shall issue the necessary number of Fortune Bay Shares necessary to settle such exercise, and shall deliver to the Warrant Agent (or as the Warrant Agent may otherwise direct Fortune Bay in writing) such Fortune Bay Shares;

(e)

Following exercise of a Warrant(s) in accordance with the terms of the Warrant Indenture, the Warrant Agent shall promptly pay to the Company and Fortune Bay, on receipt, a portion of the Warrant exercise price received from each exercising Warrantholder such that the Warrant exercise price is divided between the Company and Fortune Bay as follows:

	(i)	the Company shall receive a portion of the exercise price equal to $2.63; and

	(ii)	Fortune Bay shall receive a portion of the exercise price equal to $0.37.

(f)

This Supplemental Indenture shall be governed by and be construed in accordance with the laws of the Province of Ontario and shall be binding upon the parties hereto and their respective successors and assigns; and

(g)

This Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Supplement Indenture.

[Remainder of page left intentionally blank. Signature page follows.]

             IN WITNESS WHEREOF the parties hereto have executed this Supplemental Indenture.

PRIMERO MINING CORP.

By:	(Signed) “H. Maura Lendon”
Authorized Signing Officer

BRIGUS GOLD CORP.

By:	(Signed) “H. Maura Lendon”
Authorized Signing Officer

FORTUNE BAY CORP.

By:	(Signed) “Jon Legatto”
Authorized Signing Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	(Signed) “Elizabeth Dockendorff”
Authorized Signing Officer

By:	(Signed) “Collen Nielsen”
Authorized Signing Officer

SCHEDULE “A”
INDENTURES

See attached.

LINEAR GOLD CORP.

and

COMPUTERSHARE TRUST COMPANY OF CANADA

WARRANT INDENTURE

Providing for the Issue of Common Share Purchase Warrants

November 19, 2009

             THIS WARRANT INDENTURE made as of November 19, 2009.

BETWEEN:

LINEAR GOLD CORP., a corporation continued under the Canada Business Corporations Act,

(hereinafter called the “Corporation”),

OF THE FIRST PART

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company organized under the laws of Canada and authorized to carry on business as a trust company in all the provinces of Canada,

(hereinafter called the “Warrant Agent”),

OF THE SECOND PART

             WHEREAS the Corporation has agreed to create and issue common share purchase warrants (the “Warrants”), to be constituted and issued in the manner hereinafter set forth;

             AND WHEREAS the Corporation is duly authorized to create and issue the Warrants to be issued as herein provided;

             AND WHEREAS all things necessary have been done and performed to make the Warrants, when certified by the Warrant Agent and issued as in this indenture provided, legal, valid and binding upon the Corporation with the benefits of and subject to the terms of this indenture;

             AND WHEREAS the Warrant Agent has agreed to enter into this indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who from time to time become holders of Warrants issued pursuant to this indenture;

             NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given, the receipt and sufficiency of which are hereby acknowledged, the Corporation hereby appoints the Warrant Agent as warrant agent for the holders of Warrants, to hold all rights, interests and benefits contained herein for and on behalf of those persons who from time to time become holders of Warrants issued pursuant to this indenture, and it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

Section 1.01 - Definitions

             In this Indenture, unless there is something in the subject matter or context inconsistent therewith, the following phrases and words shall have the following meanings:

“Agents” means Cormark Securities Inc., Haywood Securities Inc., Jennings Capital Inc., and Toll Cross Securities Inc.;

“Applicable Legislation” has the meaning ascribed thereto in subsection 8.01(1);

“Accredited Investor” has the meaning ascribed thereto in Rule 501(a) of Regulation D under the U.S. Securities Act;

“Broker Warrants” means the broker warrants to be issued to the Agents on the Closing Date, exercisable to purchase up to 665,650 Common Shares at any time until 5:00 pm on November 19, 2011 at an exercise price of $2.15 per Common Share;

“Business Day” means a day other than a Saturday, Sunday or statutory or banking holiday in the Province of Nova Scotia;

“Capital Reorganization” has the meaning ascribed thereto in subsection 2.14(4);

“CDS” has the meaning ascribed there to in subsection 2.05(a);

“CDS Participant” has the meaning ascribed there to in subsection 2.05(c);

“Closing Date” means November 19, 2009;

“Common Share” means the fully paid and non assessable common shares without nominal or par value in the capital of the Corporation, as currently constituted;

“Corporation” means Linear Gold Corp., a corporation existing under the laws of Canada, and its successors from time to time;

“Corporation’s auditors” means the independent chartered accountant or firm of chartered accountants duly appointed as auditor or auditors of the Corporation from time to time;

“Counsel” means a barrister or solicitor or a firm of barristers or solicitors (who may be counsel for the Corporation) retained by the Warrant Agent or the Corporation and acceptable to the Warrant Agent, acting reasonably;

“Current Market Price per Common Share” has the meaning ascribed thereto in clause 2.15(e);

“Director” means a director of the Corporation for the time being and, unless otherwise specified herein, reference herein to an “action by the directors” means an action by the directors of the Corporation as a board or, whenever duly empowered, an action by a committee of directors;

“Exercise Date”, with respect to any Warrant, means the date during the Exercise Period on which such Warrant is surrendered for exercise in accordance with the provisions of Article 3;

“Exercise Period”, with respect to any Warrant, means the period beginning at the date hereof and ending at the Time of Expiry;

“Exercise Price” means $3.00 per Common Share, unless such price shall have been adjusted in accordance with the provisions of Section 2.14(4) and Section 2.14(5), in which case it shall mean the adjusted price in effect at such time;

“Expiry Date” means November 19, 2014;

“Extraordinary resolution” has the meaning ascribed thereto in Section 6.11;

“Offering” means the short form prospectus offering of 9,050,000 Units of the Corporation (10,407,500 Units if the Over-Allotment Option is exercised), with each Unit comprised of one Common Share and one half of one Warrant;

“Over-Allotment Option” means the option granted to the Agents to sell up to an additional 1,357,500 Units or up to 678,750 additional Warrants (or a combination thereof), provided the number of securities issued pursuant to the Over-Allotment Option does not exceed 15% of the Offering;

“Global Warrant Certificate” has the meaning ascribed thereto in subsection 2.05(a);

“Person” includes an individual, a corporation, a partnership, a trustee, any unincorporated organization or any other juridical entity and words importing persons have a similar meaning;

“Qualified Institutional Buyer” means a “qualified institutional buyer” as defined in Rule 144A under the U.S. Securities Act;

“Reference Date” means the reference date of each subscription for and purchase of Common Shares upon the exercise of Warrants hereunder being the date set out in a duly completed and executed exercise form;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Rights Offering” has the meaning ascribed thereto in subsection 2.14(2);

“Rights Period” has the meaning ascribed thereto in subsection 2.14(2);

“Securities Commissions” means, collectively, the securities commission or comparable securities regulatory authority in each of the provinces of Canada and “Securities Commission” means any such authority;

“Securities Laws” means, collectively, the applicable securities laws of each of the provinces of Canada and the respective regulations and rules made and forms prescribed thereunder together with all applicable published policy statements and blanket orders and rulings of the Securities Commissions;

“Share Reorganization” has the meaning ascribed thereto in subsection 2.14(1);

“Shareholder” means a holder of record on the books of the Corporation of one or more Common Shares;

“Special Distribution” has the meaning ascribed thereto in subsection 2.14(3);

“Successor” has the meaning ascribed thereto in Section 7.02;

“Time of Expiry” means 5:00 p.m. (Halifax time) on the Expiry Date;

“TSX” means the Toronto Stock Exchange;

“Underlying Securities” means the Common Shares issuable upon the exercise of the Warrants, including the shares or other securities or property issuable upon the exercise of the Warrants as a result of any adjustment of exercise rights pursuant to Section 2.14(4) and Section 2.14(5);

“Unit Offering Price” means $2.10 for each Unit;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Person” means “U.S. Person” as defined in Rule 902 of Regulation S;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Warrant Agent” means Computershare Trust Company of Canada, a corporation organized under the laws of Canada, or its successors for the time being in the trusts hereby created;

“Warrant Certificates” has the meaning ascribed thereto in subsection 2.02(1);

“Warrantholder” or “Holder” means a person whose name is entered for the time being in the register maintained pursuant to clause 2.09(2) and, for greater certainty, in respect of any action to be taken by a holder in respect of his Warrants, means the holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by instrument in writing in form, substance and execution satisfactory to the

Warrant Agent with signatures guaranteed by a Canadian chartered bank, a member firm of the TSX or the TSX Venture Exchange or a member of a recognized Signature Medallion Guarantee Program;

“Warrantholders’ Request” means an instrument signed in one or more counterparts by Warrantholders holding in the aggregate not fewer than 10% of the then outstanding Warrants, requesting the Warrant Agent to take some action or proceeding specified therein;

“Warrant Indenture”, “Indenture”, “herein”, “hereby” and similar expressions mean and refer to this indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions “Article”, “Section”, “subsection” and “clause” followed by a number mean and refer to the specified Article, Section, subsection or clause of this Indenture;

“Warrants” means the common share purchase warrants of the Corporation entitling registered holders thereof upon exercise thereof to purchase one (1) Common Share for each whole Warrant exercised or such shares or other securities or property calculated or otherwise determined pursuant to the provisions of Section 2.14(4) and Section 2.14(5), as the case may be, for the Exercise Price; and

“written order of the Corporation”, “written request of the Corporation”, “written consent of the Corporation”, “certificate of the Corporation” and any other document required to be signed by the Corporation means, respectively, a written order, request, consent, certificate or other document signed in the name of the Corporation by any one of the chairman of the board, the vice chairman of the board, the president, a vice president or the treasurer of the Corporation, and may consist of one or more instruments so executed.

Section 1.02 - Number and Gender

             Unless otherwise expressly provided herein or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

Section 1.03 - Interpretation Not Affected by Headings, Etc.

             The division of this Indenture into Articles, Sections, subsections and clauses, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

Section 1.04 - Business Day

             In the event that any day on or before which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on or before the requisite time on the next succeeding day that is a Business Day.

Section 1.05 - Time of the Essence

             Time shall be of the essence in all respects in this Indenture and the Warrants.

Section 1.06 - Applicable Law

             This Indenture and the Warrants shall be governed by and construed and enforced in accordance with the laws of the Province of Nova Scotia and shall be treated in all respects as Nova Scotia contracts.

Section 1.07 - Severability

             The invalidity or unenforceability of any particular provision of this Indenture shall not affect or limit the validity or enforceability of the remaining provisions of this Indenture.

Section 1.08 - Currency

             Except as otherwise stated, all dollar amounts herein are expressed in Canadian currency.

ARTICLE 2
ISSUE OF WARRANTS

Section 2.01 - Issue of Warrants

             A maximum of 5,203,750 Warrants entitling the holders thereof to purchase at the Exercise Price an aggregate maximum of 5,203,750 Common Shares, or such other kind and amount of Underlying Securities pursuant to the provisions of Section 2.14(4) and Section 2.14(5), as the case may be, are hereby created and authorized to be issued hereunder upon the terms and conditions herein set forth and certificates therefor shall be executed by the Corporation and certified by or on behalf of the Warrant Agent and delivered by the Corporation in accordance with Section 2.03 and Section 2.04.

Section 2.02 - Form and Terms of Warrants

(1)

The Warrants shall be issued in registered form and the certificates representing the Warrants (the “Warrant Certificates”) shall be substantially in the form set out in Schedule A hereto or, if issued to, or for the account or benefit of a U.S. Person, or to, or for the account or benefit of a person in the United States in the form set out in Schedule B hereto, with, subject to the provisions of this Indenture, such additions, variations, and/or omissions as may from time to time be agreed upon between the Corporation and the Warrant Agent, and shall have such distinguishing letters and numbers as the Corporation may, with the approval of the Warrant Agent, prescribe and may include a translation into the French language. All Warrants, save as to denominations, shall be of like tenor and effect. No change in the Warrant certificate, save as to denominations, shall be required by reason of any adjustment made pursuant to Section 2.14(4) and Section 2.14(5) of this Indenture.

(2)

Each Warrant authorized to be issued hereunder shall entitle the holder thereof to purchase (subject to subsection 3.01(2)), for the Exercise Price, one Common Share, or such other kind and amount of Underlying Securities or property calculated pursuant to the provisions of Section 2.14(4) and Section 2.14(5), as the case may be, in accordance with the provisions of this Indenture at any time up to the Time of Expiry.

(3)

Fractional Warrants shall not be issued or otherwise provided for, provided that a holder of Warrants may combine fractions resulting from the exercise of Warrants represented by more than one Warrant Certificate. If, but for the provisions of this subsection 2.02(3) any fractional interest in a Warrant would be deliverable, the Corporation shall, to the extent no payment is made by the Corporation pursuant to Section 3.06, make a cash payment equal to the fair market value of the fraction of such Warrant not so issued as determined by the Board of Directors in their sole discretion.

(4)

Each Warrant Certificate and each certificate representing the Underlying Securities originally issued to a U.S. Person or a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States, as well as all certificates issued in exchange for or in substitution of the foregoing securities, will bear a legend to the following effect:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF LINEAR GOLD CORP. THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO LINEAR GOLD CORP., (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO LINEAR GOLD CORP. MUST FIRST BE PROVIDED TO COMPUTERSHARE TRUST COMPANY OF CANADA.

THESE SECURITIES MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES. IF LINEAR GOLD CORP. IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND LINEAR GOLD CORP. AND, IF SO REQUIRED BY COMPUTERSHARE TRUST COMPANY OF CANADA, AN OPINION OF COUNSEL, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING

MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT”;

provided that, if any such Warrants or Underlying Securities are being sold in accordance with Rule 904 of Regulation S, and if the Corporation is a “foreign issuer” within the meaning of Regulation S at the time of sale, the legend may be removed by providing to the Warrant Agent a declaration to the following effect (or as the Corporation may prescribe from time to time):

“The undersigned (a) acknowledges that the sale of the securities of Linear Gold Corp. (the “Corporation”) represented by certificate no. ______________to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “ U.S. Securities Act”) and (b) certifies that (1) it is not an affiliate of the Corporation (as defined in Rule 405 under the U.S. Securities Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S.”

together with such other documents or instruments as the Corporation or the Warrant Agent may require, which may include an opinion of counsel and provided, further, that, if any such Warrants or Underlying Securities are being sold under Rule 144 under the U.S. Securities Act, the legend may be removed by delivering to the Warrant Agent an opinion of counsel of recognized standing reasonably satisfactory to the Corporation, that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(5)	Each Warrant Certificate originally issued to a person, other than a U.S. Person, a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall in the body of such certificate, contain the following text:

“THE WARRANTS AND THE SECURITIES DELIVERABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON UNLESS THIS WARRANT AND SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.”

Section 2.03 - Signing of Warrant Certificates

             The Warrant Certificates shall be signed by any director or officer of the Corporation, and may but need not be under the corporate seal of the Corporation or a reproduction thereof. The signature of such officer may be mechanically reproduced in facsimile and Warrant Certificates bearing such facsimile signatures shall be binding upon the Corporation as if they had been manually signed by such officer. Notwithstanding that the person whose manual or facsimile signature appears on any Warrant Certificate as such officer may no longer hold office at the date of issue of such Warrant Certificate or at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to Section 2.04, be valid and binding upon the Corporation and the registered holder thereof shall be entitled to the benefits of this Indenture.

Section 2.04 - Certification by the Warrant Agent

(1)

No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the registered holder to the benefit hereof or thereof until it has been certified by manual signature by or on behalf of the Warrant Agent in the form of the certificate set out in Schedule A or Schedule B hereto, as the case may be; and such certification by the Warrant Agent upon any Warrant certificate shall be conclusive evidence as against the Corporation that the Warrant certificate so certified has been duly issued hereunder and the holder is entitled to the benefits hereof.

(2)

The certification of the Warrant Agent on Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or the Warrants (except the due certification thereof) and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration therefor except as otherwise specified herein.

Section 2.05 –Book-Based System Warrants

(a)

Except as described below, and except for Warrants issued to or for the account or benefit of, persons in the United States or U.S. Persons, registration of interests in and transfers of Warrants shall be made only through the book-based system operated by CDS Clearing and Depository Services Inc. (“ CDS”). Other than for those Warrants issued to, or for the account or benefit of, persons in the United States or U.S. Persons, the Warrants will be evidenced by global Warrant Certificate(s) (the “ Global Warrant Certificate”) for an amount representing the aggregate number of such Warrants outstanding from time to time.

(b)

Subject to paragraph (a) above, on completion of the Offering, a Global Warrant Certificate evidencing the aggregate number of Warrants issued pursuant to the Offering shall be delivered to CDS. If the Over-Allotment Option is exercised, such Global Warrant Certificate will be replaced with a substitute Global Warrant Certificate to reflect the additional Warrants issued pursuant to such exercise.

(c)	Transfers of beneficial ownership in any Warrant represented by a Global Warrant Certificate will be effected only (i) with respect to the interest of a

CDS participant (a “ CDS Participant”), through records maintained by CDS or its nominee for such Global Warrant Certificate, and (ii) with respect to the interest of any person other than a CDS Participant, through records maintained by CDS Participants.

(d)

The rights of beneficial owners of Warrants shall be limited to those established by applicable law and agreements between CDS and CDS Participants and between such CDS Participants and beneficial owners of Warrants and must be exercised through a CDS Participant in accordance with the rules and procedures of CDS.

(e)

Notwithstanding anything in this Warrant Indenture in terms of any Global Warrant Certificate, neither the Corporation nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(i)

the records maintained by CDS relating to any ownership interests or any other interests in the Warrants or the depository system maintained by CDS, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by any Global Warrant Certificate (other than CDS or its nominee);

	(ii)	maintaining, supervising or reviewing any records of CDS or any CDS Participant relating to any such interest; or

	(iii)	any advice or representation made or given by CDS or those contained in this Indenture that relate to the rules and regulations of CDS or any action to be taken by CDS on its own direction or at the direction of any CDS Participant.

Section 2.06 - Warrantholder Not a Shareholder, Etc.

             The holding of a Warrant shall not be construed as conferring upon a Warrantholder any right or interest whatsoever as a Shareholder nor entitle the holder to any right or interest in respect thereof except as expressly provided herein.

Section 2.07 - Issue in Substitution for Lost Warrant Certificates

(1)

In the case where any Warrant Certificate shall become mutilated or be lost, destroyed or stolen, the Corporation, subject to applicable law and subsection 2.07(2), shall issue and thereupon the Warrant Agent shall certify and deliver a new Warrant Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated certificate, or in lieu of and in substitution for such lost, destroyed or stolen certificate, and the substituted certificate shall be in a form approved by the Warrant Agent and shall be entitled to the benefits hereof and shall rank pari passu with all other Warrants issued or to be issued hereunder and the holder thereof shall be entitled to the benefits hereof.

(2)

The applicant for the issue of a new certificate pursuant to this Section 2.07 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Warrant Agent in their sole discretion acting reasonably, and such applicant also may be required to furnish an indemnity or security in amount and form satisfactory to the Corporation and the Warrant Agent in their sole discretion acting reasonably, and shall pay the reasonable charges of the Corporation and the Warrant Agent in connection therewith.

Section 2.08 - Warrants to Rank Pari Passu

             All Warrants shall rank pari passu whatever may be the actual date of the issue thereof.

Section 2.09 - Registers for Warrants and Transfer of Warrants

(1)

The Corporation hereby appoints the Warrant Agent as registrar of the Warrants. The Corporation may hereafter, with the consent of the Warrant Agent, appoint one or more additional registrars of the Warrants.

(2)

The Corporation shall cause to be kept by the Warrant Agent at its corporate trust offices in the City of Halifax, in the Province of Nova Scotia (a) a register of holders of Warrants in which shall be entered the names and addresses of the holders of the Warrants and of the number of Warrants held by them and (b) a register of transfers of Warrants in which shall be entered the date and other particulars of each transfer of Warrants.

(3)

No transfer of a Warrant shall be valid unless made by the Warrantholder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent with signatures guaranteed by a Canadian Schedule 1 chartered bank, a member firm of the TSX or the TSX Venture Exchange or a member of a recognized Signature Medallion Guarantee Program; or made by the liquidator of, or a trustee in bankruptcy for, a Warrantholder, in each case upon compliance with such reasonable requirements as the Warrant Agent and the Corporation may prescribe (including, without limitation, the requirement to provide evidence of satisfactory compliance with applicable Securities Laws), and unless recorded on the register of transfers maintained by the Warrant Agent pursuant to subsection 2.09(2), and unless all stamp taxes or governmental or other charges arising by reason of such transfer have been paid.

(4)

If a Warrant Certificate tendered for transfer bears the legend set forth in subsection 2.02(4) the Warrant Agent shall not register such transfer unless such transfer is being made (A) to the Corporation, (B) outside the United States in accordance with Rule 904 of Regulation S, (C) inside the United States in accordance with (i) Rule 144A under the U.S. Securities Act to a person who the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of a Qualified Institutional Buyer to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A under the U.S. Securities Act or (ii) the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if applicable, or (D) pursuant to another exemption from the registration requirements of the U.S. Securities Act provided the Corporation has received an opinion of counsel satisfactory to it to such effect, and, in each case, in accordance with applicable state securities laws; and in respect of any transfer under this subsection 2.08(4), except a transfer to the Corporation under (A), the Corporation shall have authorized the Warrant Agent to proceed with such transfer. Any Warrant Certificate issued to a transferee in a transfer contemplated by (C)(i) or (D) of this subsection 2.09(4) shall contain the legend set forth in subsection 2.02(4).

(5)

If the Warrant Certificate tendered for transfer does not bear the legend set forth in subsection 2.02(4), or if an interest in a Warrant Certificate which does not bear the legend set forth in subsection 2.02(4) or Section 2.02(5) is tendered for transfer, the Warrant Agent shall not register such transfer if the Warrant Agent has reason to believe that the transferee is a person in the United States or a U.S. Person or is acquiring the Warrants evidenced thereby for the account or benefit of a person in the United States or a U.S. Person based exclusively on the address for registration of the transferee provided to the Warrant Agent. Any Warrant Certificate issued to a transferee in a transfer contemplated by this Section 2.02(5) shall contain the information set forth in subsection 2.02(4).

Section 2.10 - Transferee Entitled to Registration

             The transferee of a Warrant shall, after the transfer form printed on the Warrant Certificate and any other form of transfer acceptable to the Warrant Agent is duly completed and the Warrant is lodged with the Warrant Agent and upon compliance with all other conditions in that regard required by this Indenture or by law, be entitled to have his name entered on the register of holders as the owner of such Warrant free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such Warrant, save in respect of equities of which the Corporation or the transferee is required to take notice by statute or by order of a court of competent jurisdiction.

Section 2.11 - Registers Open for Inspection

             The registers hereinbefore referred to shall be open at all reasonable times for inspection by the Corporation, the Warrant Agent or any Warrantholder. The Warrant Agent shall, from time to time when requested to do so by the Corporation, furnish the Corporation with a list of the names and addresses of holders of Warrants entered in the register of holders kept by the Warrant Agent and showing the number of Underlying Securities that might then be acquired upon the exercise of the Warrants held by each such holder.

Section 2.12 - Exchange of Warrants

(1)

Warrant Certificates may, upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for Warrant Certificates in any other authorized denomination representing in the aggregate the same number of Warrants. The Corporation shall sign and the Warrant Agent shall certify, in accordance with Section 2.03 and Section 2.04, all Warrant certificates necessary to carry out the exchanges contemplated herein. Warrant certificates exchanged for Warrant certificates that bear the legend set forth in subsection 2.02(4) or Section 2.02(5) shall bear the same legend.

(2)

Warrant Certificates may be exchanged at the offices of the Warrant Agent in the City of Halifax or at any other place that is designated by the Corporation with the approval of the Warrant Agent. Any Warrant certificates tendered for exchange shall be surrendered to the Warrant Agent and cancelled.

(3)

No charge other than standard reasonable fees will be levied by the Corporation or the Warrant Agent upon a presenter of a Warrant Certificate pursuant to this Indenture for the transfer of any Warrant or for the exchange of any Warrant certificate but reimbursement to the Warrant Agent or the Corporation for any and all taxes or governmental or other charges required to be paid shall be made by the person requesting such exchange as a condition precedent to such exchange.

Section 2.13 - Ownership of Warrants

             The Corporation and the Warrant Agent shall deem and treat the registered holder of any Warrant Certificate as the absolute owner of the Warrant represented thereby for all purposes, and the Corporation and the Warrant Agent shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction. A Warrantholder shall be entitled to the rights evidenced by such Warrant free from all equities or rights of set off or counterclaim between the Corporation and the original or any intermediate holder thereof and all persons may act accordingly and the receipt by any such Warrantholder of Underlying Securities pursuant thereto shall be a good discharge to the Corporation and the Warrant Agent for the same and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such holder except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction.

Section 2.14 - Adjustment of Exercise Rights

             The Exercise Price per Common Share and the number of Common Shares which may be subscribed for upon exercise of a Warrant shall be subject to adjustment from time to time upon the occurrence of any of the events and in the manner provided as follows:

(1)	If and whenever at any time prior to the Time of Expiry, the Corporation shall:

	(a)	fix a record date for the issue of Common Shares to all or substantially all of the holders of Common Shares as a stock dividend or otherwise other than a dividend paid in the ordinary course,

(b)

declare a dividend or make a distribution on its Common Shares payable in Common Shares (or securities exchangeable for or convertible into Common Shares), other than a dividend (other than a stock dividend) paid in the ordinary course,

	(c)	subdivide or change its outstanding Common Shares into a greater number of Common Shares, or

	(d)	reduce, combine or consolidate its outstanding Common Shares into a lesser number,

(any of such events in these clauses 2.14(1)(a), (b), (c) and (d) being called a “Share Reorganization”), then effective immediately after the record date on which holders of Common Shares are determined for the purposes of the Share Reorganization or the effective date of such Share Reorganization, as the case may be, the Exercise Price shall be adjusted to a price determined by multiplying the applicable Exercise Price in effect on such effective date or record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Share Reorganization and the denominator of which shall be the number of Common Shares outstanding immediately after giving effect to such Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of additional Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such effective date or record date).

(2)

If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the issuing of rights, options or warrants (other than pursuant to this Indenture) to all or substantially all of the holders of the Common Shares entitling them for a period expiring not more than 45 days after such record date (the “ Rights Period”) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for Common Shares) at a price per share (or having a conversion or exchange price per share) which is less than 95% of the Current Market Price per Common Share (as hereinafter defined) on such record date (any of such events being called a “ Rights Offering”), then effective immediately after the end of the Rights Period the Exercise Price shall be adjusted to a price determined by multiplying the applicable Exercise Price in effect immediately prior to the end of the Rights Period by a fraction the numerator of which shall be the sum of:

	(a)	the number of Common Shares outstanding as of the record date for the Rights Offering, and

(b)

a number determined by dividing (1) either the product of (i) the number of Common Shares issued during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering and (ii) the price at which such Common Shares are issued, or, as the case may be, the product of (iii) the number of Common Shares for or into which the convertible or exchangeable securities issued during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering are exchangeable or convertible and (iv) the exchange or conversion price of the convertible or exchangeable securities so issued, by (2) the Current Market Price per Common Share as of the record date for the Rights Offering, and the denominator of which shall be the number of Common Shares outstanding (including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering) or which would be outstanding upon the conversion or exchange of all convertible or exchangeable securities issued during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering, as applicable, in each case after giving effect to the Rights Offering.

In order to give effect to the provisions of subsection 2.14(5) in the circumstances described below, any holder who shall have exercised his right to purchase Common Shares during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period therefor, in addition to the Common Shares to which he is otherwise entitled upon such exercise, shall receive from the Corporation, no later than 60 days after the end of the Rights Period, a cash payment equal to the difference, if any, between the Exercise Price in effect immediately prior to the end of such Rights Offering and the Exercise Price as adjusted for such Rights Offering pursuant to this subsection 2.14(2) multiplied by the number of Common Shares purchased upon exercise of the Warrants held by such Warrantholder during such period. Such payment shall be made by cheque in lawful money of Canada mailed to the address to which the Common Shares purchased upon such exercise have been or are to be sent.

(3)

If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the payment, issue or distribution to all or substantially all of the holders of the Common Shares of (i) shares of the Corporation of any class, (ii) cash or assets (including evidences of the Corporation’s indebtedness), or (iii) rights or other securities to acquire Common Shares or securities convertible into or exchangeable for Common Shares or property or other assets of the Corporation, and such payment, issue or distribution does not constitute a dividend (other than a stock dividend) paid in the ordinary course, a Share Reorganization or a Rights Offering (any of such non excluded events being herein called a “ Special Distribution”), the Exercise Price shall be adjusted effective immediately after such record date to a price determined by multiplying the applicable Exercise Price in effect on such record date by a fraction:

	(a)	the numerator of which shall be the difference between:

(i) the product of the number of Common Shares outstanding on such record date and the Current Market Price per Common Share on such record date; and

(ii)

the difference between the fair market value, as determined by action of the directors acting reasonably and in good faith (whose determination shall be conclusive) and subject to the prior approval of the TSX, to the holders of the Common Shares of such Special Distribution and the fair market value, as determined by action of the directors acting reasonably and in good faith (whose determination shall be conclusive) and subject to the prior approval of the TSX, of the consideration, if any, received therefor by the Corporation, and

	(b)	the denominator of which shall be the product of the number of Common Shares outstanding on such record date multiplied by the Current Market Price per Common Share on such record date.

Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such payment, issuance or distribution is not so made, the Exercise Price shall be readjusted effective immediately to the Exercise Price which would then be in effect if such record date had not been fixed.

(4)

If and whenever at any time prior to the Time of Expiry there shall be a reorganization, reclassification or other change of Common Shares outstanding at such time or change of the Common Shares into other shares or into other securities (other than a Share Reorganization), or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or entity (any of such events being herein called a “ Capital Reorganization”), any holder who exercises his right to subscribe for and purchase Common Shares pursuant to the exercise of Warrants after the effective date of such Capital Reorganization shall be entitled to receive, and shall accept, for the same aggregate consideration, in lieu of the number of Common Shares to which such holder was theretofore entitled upon such exercise, the aggregate number of shares, other securities or other property which such holder would have received had he exercised his right to acquire Underlying Securities immediately prior to the effective date or record date, as the case may be, of the Capital Reorganization and had he been the registered holder of such Underlying Securities on such effective date or record date, as the case may be, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in subsections 2.14(2) and 2.14(3) and 2.14(5) hereof provided that no such action shall be carried into effect unless all necessary steps shall have been taken so that the Warrantholder shall thereafter be entitled to receive such kind and number of shares or other security and property. The Corporation, its successor, or the purchasing body corporate, partnership, trust or other entity, as the case may be, shall, as a condition precedent to any such Capital Reorganization, take all necessary steps hereunder to enter into an agreement which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Warrantholder. Any agreement entered into between the Corporation or any successor to the Corporation and any other corporation or entity shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 2.14(4) and which shall apply to successive Capital Reorganizations. If determined appropriate by the Warrant Agent, acting reasonably, subject to the prior approval of the TSX, appropriate adjustments shall be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Section 2.14(4), with respect to the rights and interests thereafter of the holder of a Warrant to the end that the provisions set forth in this Section 2.14(4) shall thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the exercise of the Warrant. Any such adjustment shall be made by and set forth in an agreement supplemental hereto approved by action by the directors, acting reasonably, subject to the prior approval of the TSX, and shall for all purposes be conclusively deemed to be an appropriate adjustment.

(5)

If and whenever at any time prior to the Time of Expiry there shall occur a Share Reorganization, a Rights Offering or a Special Distribution and any such event results in an adjustment to the Exercise Price pursuant to the provisions of this Section 2.14, the number of Common Shares purchasable shall be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Common Shares theretofore purchasable on the exercise thereof by a fraction, the numerator of which shall be the applicable Exercise Price in effect immediately prior to such adjustment and the denominator of which shall be the applicable Exercise Price resulting from such adjustment.

(6)	In case the Corporation after the date of issue of the Warrants shall take any action affecting the Common Shares, other than action described in this Section 2.14,

which in the opinion of the directors, acting reasonably, would materially adversely affect the rights of the Warrantholders, the Exercise Price or the number of Common Shares purchasable upon exercise shall be adjusted in such manner, if any, and at such time, by action by the directors, acting reasonably, as they may determine to be equitable in the circumstances, but subject in all cases to the prior approval of the TSX and any other necessary regulatory approval.

Section 2.15 - Adjustment Rules

             For the purposes of Section 2.14(4) hereof, any adjustment shall be made successively whenever an event referred to therein shall occur, subject to the following provisions:

(a)	all calculations shall be made to the nearest 1/100th of a Common Share;

(b)

no adjustment to an Exercise Price shall be required unless such adjustment would result in a change of at least 1% in the prevailing Exercise Price and no adjustment shall be made in the number of Common Shares which may be subscribed for upon exercise of the Warrant unless it would require a change of at least 1/100th of a Common Share; provided, however, that any adjustment which, except for the provisions of this clause, would otherwise have been required to be made shall be carried forward and taken into account in any subsequent adjustment and provided further that in no event shall the Corporation be obligated to issue fractional Common Shares or fractional interests in Common Shares upon exercise of a Warrant, provided that a holder of Warrants may combine fractions resulting from the exercise of Warrants represented by more than one (1) Warrant Certificate;

(c)

if a dispute shall at any time arise with respect to adjustments to the Exercise Price or the number of Common Shares purchasable pursuant to the exercise rights represented by a Warrant, such disputes shall be conclusively determined by the Corporation’s auditors or, if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action by the directors and any such determination, subject to the prior approval of the TSX, shall be conclusive evidence of the correctness of any adjustments made;

(d)

if the Corporation shall set a record date to determine the holders of its Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights, options or warrants and shall thereafter and before the distribution to such Shareholders of any such dividend, distribution or subscription or purchase rights legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Exercise Price or the number of Common Shares purchasable upon exercise of a Warrant shall be required by reason of the setting of such record date; and

(e)

“ Current Market Price per Common Share”, at any date, means the weighted average price per Common Share at which the Common Shares have traded on the TSX (or, if the Common Shares are not so listed, then on the stock exchange on which the Common Shares are listed on which the greatest volume of Common Shares were traded during the period referenced below or, if the Common Shares are not so listed on any stock exchange, then on the over the-counter market on which the Common Shares are traded as selected by action of the directors acting reasonably for such purpose), during the 30 trading days on which such securities traded ending on the third Business Day immediately prior to the relevant date, such weighted average price to be determined by dividing the aggregate sale price of all Common Shares sold in board lots on such exchange or market, as the case may be, during the said 30 trading days, by the number of Common Shares so sold.

Section 2.16 - Proceedings Prior to Any Action Requiring Adjustment

             As a condition precedent to the taking of any action which would require an adjustment pursuant to Section 2.14, the Corporation shall take any action that may, in the opinion of counsel, be necessary in order that the Corporation may validly and legally issue as fully paid and non assessable all the Underlying Securities that the holders of the Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

Section 2.17 - Notice of Adjustment of Exercise Rights

(1)

At least fourteen (14) days prior to the effective date or record date, as the case may be, of any event that requires or that may require an adjustment in any of the exercise rights pursuant to any of the Warrants, including the number of Underlying Securities that may be acquired upon the exercise thereof or the Exercise Price, the Corporation shall:

(a)

file with the Warrant Agent a certificate of the Corporation specifying the particulars of such event and, if determinable, the required adjustment and the computation of such adjustment verified by the auditors of the Corporation upon whose verification the Warrant Agent can rely; and

	(b)	give notice to the Warrantholders of the particulars of such event and, if determinable, the required adjustment.

(2)	In case any adjustment for which a notice in subsection 2.17(1) has been given is not then determinable, the Corporation shall promptly after such adjustment is determinable:

(a)

file a certificate of the Corporation with the Warrant Agent showing how such adjustment was computed verified by the auditors of the Corporation upon whose verification the Warrant Agent can rely; and

	(b)	give notice to the Warrantholders of the adjustment.

(3)	The Warrant Agent may act and rely for all purposes upon any certificates and any other documents filed by the Corporation pursuant to this Section 2.17.

(4)

The Corporation covenants with the Warrant Agent that it will not close its transfer books or take any other corporate action which might deprive the Warrantholders of the opportunity of exercising their right of subscription pursuant thereto during the period of 14 days after the giving of the notices set forth in this Section 2.7.

Section 2.18 - No Duty to Inquire

             Except as provided in Section 8.02, the Warrant Agent shall not at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment contemplated by Section 2.14(4) and Section 2.14(5), or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same.

ARTICLE 3
EXERCISE OF WARRANTS

Section 3.01 - Method of Exercise of Warrants

(1)

The holder of any Warrant may during the Exercise Period exercise the right thereby conferred on such holder to purchase the Underlying Securities to which such Warrant entitles the holder, by surrendering the certificate representing such Warrant to the Warrant Agent at any time during the Exercise Period at its stock transfer office in the City of Halifax, in the Province of Nova Scotia (or at such additional place or places as may be decided by the Corporation from time to time with the approval of the Warrant Agent), with (i) a duly completed and executed exercise form substantially in the form set out on the Warrant Certificate and (ii) a certified cheque, bank draft or money order payable at par to the order of Linear Gold Corp. in the amount of the aggregate Exercise Price of the Common Shares subscribed for by the holder. A certificate representing such Warrant with the duly completed and executed exercise form shall be deemed to be surrendered only upon personal delivery thereof to, or if sent by mail or other means of transmission upon actual receipt thereof by, the Warrant Agent. If the holder subscribes for a lesser number of Underlying Securities than the number of Common Shares referred to in the holder’s Warrant Certificate, the holder shall be entitled to receive a further Warrant in respect of Underlying Securities referred to in such Warrant Certificate but not subscribed for.

(2)

Any exercise form referred to in subsection 3.01(1) shall be signed by the Warrantholder or his executors or administrators or other legal representatives or his attorney duly appointed by an instrument in writing in form and manner satisfactory to the Corporation and the Warrant Agent, acting reasonably. If any of the Underlying Securities issuable upon the exercise of Warrants by a holder are to be issued to a person or persons other than the Warrantholder, the signatures set out in the exercise form referred to in subsection 3.01(1) shall be guaranteed by a Canadian Schedule 1 chartered bank, a member firm of the TSX or the TSX Venture Exchange or a member of a recognized Signature Medallion Guarantee Program and the Warrantholder shall pay to the Corporation or the Warrant Agent all applicable transfer or similar taxes and the Corporation shall not be required to issue or deliver certificates evidencing Underlying Securities unless or until such Warrantholder shall have paid to the Corporation or the Warrant Agent on behalf of the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid or that no tax is due. The exercise form shall be completed to specify the person or persons in whose name or names the Underlying Securities to be issued upon exercise are to be registered, such person’s address or persons’ addresses and the number of Underlying Securities to be issued to each person if more than one is so specified.

(3)

If at the time of exercise of the Warrants, in accordance with the provisions of subsection 3.01(1), there are any trading restrictions on the Underlying Securities pursuant to applicable securities legislation or stock exchange requirements, the Corporation may upon the advice of counsel, endorse any certificates representing the Underlying Securities to such effect.

(4)

Subject to subsection 3.01(5), Warrants may not be exercised within the United States or by or on behalf of any U.S. Person and no Underlying Securities issued upon exercise of Warrants may be delivered to any address in the United States.

(5)

Notwithstanding subsection 3.01(4), Warrants which bear the legend set forth in subsection 2.02(4) may be exercised in the United States or by or on behalf of a U.S. Person, and Underlying Securities issued upon exercise of any such Warrants may be delivered to an address in the United States, provided that the person exercising the Warrants signs and delivers a letter substantially in the form of letter to be delivered by the original US purchaser upon exercise of Warrants set forth in the form of Warrant Certificate attached as Schedule B to this Warrant Indenture certifying that it (i) purchased the Warrants when originally issued by the Corporation for its own account or the account of another Accredited Investor; (ii) is exercising the Warrants solely for its own account or for the account of such other Accredited Investor; and (iii) each of it and such other person, if any, was an Accredited Investor on the date the Warrants were acquired and is an Accredited Investor on the date of exercise of the Warrants, or has delivered to the Corporation a written opinion of Counsel of recognized standing in form and substance satisfactory to the Corporation to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available for the issue of the Underlying Securities issuable upon exercise of the Warrants.

(6)

Certificates representing Underlying Securities issued upon the exercise of Warrants which bear the legend set forth in subsection 2.02(4) and which are issued and delivered pursuant to subsection 3.01(5) shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING

THESE SECURITIES, AGREES FOR THE BENEFIT OF LINEAR GOLD CORP. THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO LINEAR GOLD CORP., (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO LINEAR GOLD CORP. MUST FIRST BE PROVIDED TO COMPUTERSHARE INVESTOR SERVICES INC.

THESE SECURITIES MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES. IF LINEAR GOLD CORP. IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM COMPUTERSHARE INVESTOR SERVICES INC. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE INVESTOR SERVICES INC. AND LINEAR GOLD CORP. AND, IF SO REQUIRED BY COMPUTERSHARE INVESTOR SERVICES INC., AN OPINION OF COUNSEL, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT”;

(7)

A beneficial owner of Warrants represented by the Global Warrant Certificate who desires to exercise his or her Warrants must do so by causing a CDS Participant to deliver to CDS (at its office in the City of Halifax), on behalf of the beneficial owner, a written notice of the owner's intention to exercise Warrants (the “ Exercise Notice”). Any expense associated with the preparation and delivery of such Exercise Notice will be for the account of the beneficial owner exercising the exercise privilege.

Section 3.02 - Expiration of Warrants

             If at the Time of Expiry the holder of a Warrant Certificate has not exercised his right to purchase Underlying Securities during the Exercise Period in accordance with the provisions of Section 3.01, the Warrants held by such Warrantholder shall be deemed to have expired. All rights under such expired Warrants in respect of which the right of exercise and purchase has not been exercised shall wholly cease and terminate and such Warrant shall be void and of no effect.

Section 3.03 –Not Used

Section 3.04 - Effect of Exercise of Warrants

(1)

Upon compliance by the Warrantholder with the provisions of Section 3.01, the Underlying Securities issuable upon the exercise of the Warrants shall be deemed to have been issued and the person to whom such Underlying Securities are to be issued shall be deemed to have become the holder of record of such Underlying Securities on the Exercise Date unless the transfer registers of the Corporation for the Underlying Securities shall be closed on such date, in which case the Underlying Securities subscribed for shall be deemed to have been issued and such person shall be deemed to have become the holder of record of such Underlying Securities on the date on which such transfer registers are reopened.

(2)

Forthwith following the due exercise by a Warrantholder of Warrants in accordance with Section 3.01, the Warrant Agent shall deliver to the Corporation a notice setting out the particulars of the Warrants exercised, the person in whose name the Underlying Securities are to be issued and the address of such person and the funds in the total amount for the Warrants exercised.

(3)

Within three Business Days of receipt of the notice referred to in subsection 3.04(2), the Corporation shall cause to be mailed to the person in whose name the Underlying Securities issuable upon the exercise of the Warrants are to be issued, as specified in the completed exercise form, at the address specified therein, or, if so specified in such exercise form, cause to be delivered to such person at the office of the Warrant Agent where such Warrant was surrendered, a certificate or certificates for the Underlying Securities to which the Warrantholder is entitled.

Section 3.05 - Cancellation of Warrant Certificates

             All Warrant certificates surrendered to the Warrant Agent pursuant to Section 2.07, 2.12 or 3.01 shall be cancelled by the Warrant Agent. The Warrant Agent shall, if required by the Corporation, furnish the Corporation with a certificate identifying the Warrant certificates so cancelled and deemed to have been cancelled. All Warrants represented by Warrant certificates that have been cancelled or have been deemed to have been cancelled pursuant to this Section 3.05 shall be without further force or effect whatsoever.

Section 3.06 - No Fractional Shares

             Notwithstanding anything herein contained, including any adjustment provided for in Article 2, the Corporation shall not be required, upon the exercise of any Warrants, to issue fractional Underlying Securities or to distribute certificates which evidence fractional Underlying Securities, provided that a holder of Warrants may combine fractions resulting from the exercise of Warrants represented by more than one (1) Warrant Certificate. In lieu of fractional Underlying Securities, and at the sole option of the Corporation, there shall be paid to the holder upon surrender of Warrant certificates for exercise of Warrants pursuant to Section 3.01, within 10 Business Days after surrender, an amount in lawful money of Canada equal to the then current market value of such fractional interest computed on the basis of the average of the high and low sale prices on the TSX (or if the Underlying Securities are not then listed thereon, on such other exchange on which such securities are listed or, if not listed on any exchange, in the over the counter market on which the Underlying Securities are traded as selected by action of the directors acting reasonably for such purpose) for the trading day on which such securities traded immediately prior to the Exercise Date.

ARTICLE 4
COVENANTS

Section 4.01 - General Covenants

             The Corporation represents, warrants, covenants and agrees with the Warrant Agent for the benefit of the Warrant Agent and the Warrantholders that so long as any Warrants remain outstanding:

(1)

It will at all times maintain its corporate existence and that of its material subsidiaries, and carry on business in a prudent manner in accordance with good practice and industry standards and keep proper books in accordance with generally accepted accounting principles or such other accounting principle that is accepted as the industry standard at any given time.

(2)	It will file with the Warrant Agent copies of all financial statements and other material furnished to the holders of Common Shares after the date of this Indenture.

(3)

That it is duly authorized to create and issue the Warrants and that the Warrants, when issued and countersigned as herein provided, will be valid and enforceable against the Corporation and that, subject to the provisions of this Indenture the Corporation will cause the Common Shares from time to time acquired pursuant to the Warrants under this Indenture and the certificates representing such Common Shares to be duly issued and delivered. At all times prior to and including the Time of Expiry, while any of the Warrants are outstanding, the Corporation shall reserve and allot and conditionally issue out of its authorized capital a number of Common Shares as is sufficient to enable the Corporation to meet its obligation to issue Common Shares in respect of the exercise of all Warrants outstanding hereunder from time to time. All Common Shares acquired pursuant to the Warrants from time to time, upon payment of the prevailing Exercise Price shall be fully paid and non- assessable.

(4)

It will use its reasonable efforts to ensure that all of its Common Shares, including the Common Shares issuable upon the exercise of the Warrants, will be listed and posted for trading on the TSX simultaneously with their issue.

(5)

It will not take any other action which might deprive the Warrantholders of the opportunity to exercise their right of purchase pursuant to the Warrants held by such persons during the period of notice required by subsection 2.17(1).

(6)	It will well and truly perform and carry out all acts and things to be done by it as provided herein.

(7)	It will advise the Warrant Agent and the Warrantholders of any default hereunder.

Section 4.02 - Notice to Securities Regulatory Authorities

             The Corporation will give written notice of the issue of Underlying Securities pursuant to the exercise of Warrants, in such detail as may be required, to the TSX and to each Securities Commission requiring the giving of any such notice.

Section 4.03 - Warrant Agent’s Remuneration and Expenses

             The Corporation covenants that it will pay to the Warrant Agent the fees agreed to by the Corporation and the Warrant Agent from time to time for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses and disbursements of the Warrant Agent in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its counsel and all other advisers, experts, accountants and assistants not regularly in its employ) except any such expense or disbursement in connection with or related to or required to be made as a result of the gross negligence, wilful misconduct or bad faith of the Warrant Agent.

Section 4.04 - Performance of Covenants by Warrant Agent

             If the Corporation shall fail to perform any of its covenants contained in this Indenture and the Corporation has not rectified such failure within 15 Business Days after receiving written notice from the Warrant Agent of such failure, the Warrant Agent may notify the Warrantholders of such failure on the part of the Corporation or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it. All sums expended or disbursed by the Warrant Agent in so doing shall be reimbursed as provided in Section 4.03. No such performance, expenditure or disbursement by the Warrant Agent shall be deemed to relieve the Corporation of any default hereunder or of its continuing obligations the covenants herein contained.

Section 4.05 - Securities Filings

(a)

The Corporation will maintain its status as a “reporting issuer” (or the equivalent) not in default under applicable securities legislation in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, and Nova Scotia.

(b)	If, in the opinion of counsel, any filing is required to be made with any governmental or other authority in Canada (including the securities regulatory authorities or any exchange or quotation system upon which any securities of the Corporation are listed or quoted for trading), or any other step is required before any Common Shares which a Warrantholder is entitled to purchase pursuant to his Warrant Certificate may properly and legally be issued in Canada upon due exercise thereof, the Corporation covenants that it will take such action so required at its own expense.

ARTICLE 5
ENFORCEMENT

Section 5.01 - Suits by Warrantholders

             All or any of the rights conferred upon a Warrantholder by the Warrant Certificates or the terms of this Indenture, or both, may be enforced by such Warrantholder by appropriate legal proceedings, but subject to the rights that are hereby conferred upon the Warrant Agent to proceed in its own name and subject to the provisions of Section 6.10.

Section 5.02 - Immunity of Shareholders, Etc.

             The Warrant Agent and, by the acceptance of the Warrant Certificates and as part of the consideration for the issue of the Warrants, the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any person in his capacity as an incorporator or any past, present or future Shareholder or other securityholder, director, officer, employee or agent of the Corporation pursuant to the exercise of any Warrant or on any covenant, agreement, representation or warranty by the Corporation herein contained. The foregoing shall, with respect to the officers and directors of the Corporation, be subject to rights of action for rescission or damages which Warrantholders may have pursuant to applicable Securities Laws.

Section 5.03 - Limitation of Liability

             The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the directors or Shareholders or any of the past, present or future directors or Shareholders of the Corporation or any of the past, present or future officers, employees or agents of the Corporation, but only the property of the Corporation shall be bound in respect hereof.

Section 5.04 - Waiver of Default

Upon the happening of any default hereunder:

(a)

the holders of not less than 51% of the Warrants then outstanding shall have power (in addition to the powers exercisable by extraordinary resolution) by requisition in writing to instruct the Warrant Agent to waive any default hereunder and the Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b)

the Warrant Agent shall have power to waive any default hereunder upon such terms and conditions as the Warrant Agent may deem advisable if, in the Warrant Agent’s opinion, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Warrant Agent or of the Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Warrant Agent or of the Warrantholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder or the rights resulting therefrom.

ARTICLE 6
MEETINGS OF WARRANTHOLDERS

Section 6.01 - Right to Convene Meetings

             The Warrant Agent may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Warrantholders’ Request, convene a meeting of the Warrantholders provided that the Warrant Agent is indemnified and funded to its reasonable satisfaction by the Corporation or by the Warrantholders signing such Warrantholders’ Request against the costs, charges, expenses and liabilities that may be incurred in connection with the calling and holding of such meeting. If within five Business Days after the receipt of a written request of the Corporation or a Warrantholders’ Request and funding and indemnity given as aforesaid the Warrant Agent fails to give the requisite notice specified in Section 6.02 to convene a meeting, the Corporation or such Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Halifax or at such other place as may be approved by the Warrant Agent or the Warrantholders convening the meeting.

Section 6.02 - Notice

             At least 21 days’ prior notice of any meeting of Warrantholders shall be given to the Warrantholders in the manner provided for in Section 9.01 and a copy of such notice shall be delivered to the Warrant Agent unless the meeting has been called by it, and to the Corporation unless the meeting has been called by it. Such notice shall state the time and place of the meeting, the general nature of the business to be transacted and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 6. The notice convening any such meeting may be signed by an appropriate officer of the Warrant Agent or of the Corporation or the person designated by such Warrantholders, as the case may be.

Section 6.03 - Chair

             The Warrant Agent may nominate in writing an individual to be Chair of the meeting and if no individual is so nominated, or if the individual so nominated is not present within

15 minutes after the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall appoint an individual present to be Chair.

Section 6.04 - Quorum

             Subject to the provisions of Section 6.11, at any meeting of the Warrantholders a quorum shall consist of Warrantholders present in person or represented by proxy and holding or representing at least 25% of the aggregate number of Warrants then unexercised and outstanding, provided that at least two persons entitled to vote thereat are personally present or represented by proxy. If a quorum of the Warrantholders shall not be present within one half hour from the time fixed for holding any meeting, the meeting, if summoned by the Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week at the same time and place to the extent possible and, subject to the provisions of Section 6.11, no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. At the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not hold or represent at least 25% of the aggregate number of Warrants then unexercised and outstanding. No business shall be transacted at any meeting unless a quorum is present at the commencement of business.

Section 6.05 - Power to Adjourn

             The Chair of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

Section 6.06 - Show of Hands

             Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the Chair that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

Section 6.07 - Poll and Voting

             On every extraordinary resolution, and when demanded by the Chair or by one or more of the Warrantholders acting in person or by proxy on any other question submitted to a meeting and after a vote by show of hands, a poll shall be taken in such manner as the Chair shall direct. Questions other than those required to be determined by extraordinary resolution shall be decided by a majority of the votes cast on a poll. On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each unexercised Warrant held by him (or held by the Warrantholder appointing him as proxy). A proxyholder need not be a Warrantholder. The Chair of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him.

Section 6.08 - Regulations

             Subject to the provisions of this Indenture, the Warrant Agent or the Corporation with the approval of the Warrant Agent may from time to time make and from time to time vary such regulations as it shall consider necessary or appropriate:

(a)

for the deposit of instruments appointing proxies at such place and time as the Warrant Agent, the Corporation or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(b)

for the deposit of instruments appointing proxies at some approved place other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or telecopied before the meeting to the Corporation or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(c)	for the form of the instrument of proxy;

(d)	generally for the calling of meetings of Warrantholders and the conduct of business thereat;

(e)	the setting of the record date for a meeting for the purpose of determining the Warrantholders entitled to receive notice of and to vote at the meeting; and

(f)	the issue of voting Certificates by any bank, trust company or other depository.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 6.09), shall be Warrantholders or persons holding proxies of Warrantholders.

Section 6.09 - Corporation, Warrant Agent and Counsel May Be Represented

             The Corporation and the Warrant Agent, by their respective employees, directors and officers, and the counsel for each of the Corporation, the Warrantholders and the Warrant Agent may attend any meeting of the Warrantholders and speak thereat but shall have no vote as such.

Section 6.10 - Powers Exercisable by Extraordinary Resolution

             In addition all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders at a meeting shall have the power, exercisable from time to time by extraordinary resolution:

(a)

to agree with the Corporation to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders and/or the Warrant Agent in its capacity as Warrant Agent hereunder or on behalf of the Warrantholders against the Corporation whether such rights arise under this Indenture or otherwise;

(b)	to amend, alter or repeal any extraordinary resolution previously passed or sanctioned by the Warrantholders;

(c)

to direct or authorize the Warrant Agent, subject to receipt of funding and indemnity, to enforce any of the covenants on the part of the Corporation contained in this Indenture or to enforce any of the rights of the Warrantholders in any manner specified in such extraordinary resolution or to refrain from enforcing any such covenant or right;

(d)

to waive and direct the Warrant Agent to waive any default on the part of the Corporation in complying with any provisions of this Indenture, either unconditionally or upon any conditions specified in such extraordinary resolution;

(e)

to assent to any change in or omission from the provisions contained in the Warrant Certificates and this Indenture or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental agreement embodying the change or omission;

(f)

to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation contained in this Indenture or to enforce any of the rights of the Warrantholders;

(g)

to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or discontinue or otherwise deal with any such suit, action or proceeding, upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith; and

(h)	from time to time and at any time to remove the Warrant Agent and appoint a successor trustee.

(i)

to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise and with holders of any Shares or other securities of the Corporation.

Section 6.11 - Meaning of Extraordinary Resolution

(1)

The expression “extraordinary resolution” when used in this Indenture means, subject as hereinafter in this Section 6.11 and in Section 6.14, means a resolution proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 6 at which there are present in person or represented by proxy Warrantholders holding at least 25% of the aggregate number of then outstanding unexercised Warrants and passed by the affirmative votes of Warrantholders holding not less than 66 2/3% of the aggregate number of the then outstanding unexercised Warrants represented at the meeting and voted on a poll upon such resolution.

(2)

If, at any meeting called for the purpose of passing an extraordinary resolution, Warrantholders holding at least 25% of the aggregate number of then outstanding unexercised Warrants are not present in person or by proxy within one half hour after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than four or more than ten Business Days later, and to such place and time as may be appointed by the Chair. Not less than three Business Days’ prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Article 9. Such notice shall state that at the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 6.11(1) shall be an extraordinary resolution within the meaning of this Indenture notwithstanding that Warrantholders holding at least 25% of the aggregate number of then outstanding unexercised Warrants are not present in person or represented by proxy at such adjourned meeting.

(3)	Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

Section 6.12 - Powers Cumulative

             It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such powers or combination of powers then or thereafter from time to time.

Section 6.13 - Minutes

             Minutes of all resolutions proceedings at every meeting of Warrantholders shall be made and duly entered in books to be from time to time provided for that purpose by the

Warrant Agent at the reasonable expense of the Corporation, and any such minutes as aforesaid, if signed by the Chair of the meeting at which such resolutions were passed or proceedings held, or by the Chair of the next succeeding meeting of the Warrantholders shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

Section 6.14 - Instruments in Writing

             All actions that may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 6 also may be taken and exercised by Warrantholders holding, in the case of such actions and powers not requiring an extraordinary resolution, at least 51%, and, in the case of such actions and powers requiring an extraordinary resolution, at least 66 2/3%, of the aggregate number of then outstanding unexercised Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney duly appointed in writing, and the expression “extraordinary resolution” when used in this Indenture shall include an instrument so signed by the holders of at least 66 2/3% of the aggregate number of the outstanding Warrants.

Section 6.15 - Binding Effect of Resolutions

             Every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 6 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with Section 6.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing. In the case of an instrument in writing, the Warrant Agent shall give notice in the manner contemplated in Section 9.01 of the effect of the instrument in writing to all Warrantholders and the Corporation as soon as is reasonably practicable.

Section 6.16 - Holdings by the Corporation or Subsidiaries of the Corporation Disregarded

             In determining whether Warrantholders (or their proxies) holding or representing the required number of Warrants are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, extraordinary resolution, Warrantholders’ Request or other action under this Indenture, Warrants owned legally or beneficially by the Corporation or any associate or affiliate (as those terms are defined in the Securities Act (Nova Scotia)) of the Corporation shall be disregarded.

ARTICLE 7
SUPPLEMENTAL INDENTURES

Section 7.01 - Supplemental Indentures

             From time to time the Corporation and the Warrant Agent may, subject to the provisions of this Indenture, and shall, when so directed by this Indenture, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)	providing for the issuance of additional Warrants hereunder and any consequential amendments hereto as may be required by the Warrant Agent, relying on advice of counsel;

(b)	setting forth adjustments in the application of Article 2;

(c)

adding to the provisions hereof such additional covenants and enforcement provisions as in the opinion of counsel are necessary or advisable, provided that the same are not in the opinion of the Warrant Agent, relying on the opinion of counsel, and subject to the prior approval of the TSX, prejudicial to the interests of the Warrantholders as a group;

(d)	giving effect to any extraordinary resolution passed as provided in Article 6;

(e)

making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Warrant Agent, relying on the opinion of counsel, and subject to the prior approval of the TSX, prejudicial to the interests of the Warrantholders as a group;

(f)

adding to or amending the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrants, and making any modification in the forms of the certificates for the Warrants that does not affect the substance thereof;

(g)

making any additions to, deletions from or alterations of the provisions of this Indenture which, in the opinion of the Warrant Agent, and subject to the prior approval of the TSX, do not materially and adversely affect the interests of the Warrantholders and are necessary or advisable in order to incorporate, reflect or comply with any Applicable Legislation; and

(h)

for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors or omissions herein, provided that, in the opinion of the Warrant Agent, relying on the opinion of counsel, and subject to the prior approval of the TSX, the rights of the Warrant Agent and of the Warrantholders as a group are not prejudiced thereby.

Section 7.02 - Successor Corporations

             In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another person (a “ successor”), forthwith following the occurrence of such event the successor resulting from such consolidation, amalgamation, arrangement, merger or transfer (if not the Corporation) shall expressly assume, by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, the due and punctual performance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Corporation, and in any event, shall be bound by the provisions hereof and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this Indenture to be performed by the Corporation.

ARTICLE 8
CONCERNING THE WARRANT AGENT

Section 8.01 - Trust Indenture Legislation

(1)	In this Article, the term “Applicable Legislation” means the provisions, if any, of the

Canada Business Corporations Act and any other statute of Canada and the regulations under any such named or other statute relating to trust indentures and/or to the rights, duties and obligations of trustees and of corporations under trust indentures, to the extent that such provisions are at the time in force and applicable to this Indenture.

(2)	If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(3)

The Corporation and the Warrant Agent agree that each will, at all times in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefit of Applicable Legislation.

Section 8.02 - Rights and Duties of Warrant Agent

(1)

In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honestly and in good faith with a view to the best interests of the Warrantholders and shall exercise the degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from, or require any other person to indemnify the Warrant Agent against, liability for its own gross negligence, wilful misconduct or bad faith.

(2)

Subject only to subsection 8.02(1), the Warrant Agent shall not be bound to do or take any act, action or proceeding for the enforcement of any of the obligations of the Corporation under this Indenture unless and until it shall have received a Warrantholders’ Request specifying the act, action or proceeding that the Warrant

Agent is requested to take. The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice in writing by the Warrant Agent, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and hold harmless the Warrant Agent against the costs, charges, expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(3)

The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Warrantholders, at whose instance it is acting, to deposit with the Warrant Agent the Warrants held by them, for which Warrants the Warrant Agent shall issue receipts.

(4)

Every provision of this Indenture that by its terms relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation, of this Section 8.02 and of Section 8.03.

(5)	The Warrant Agent shall be protected when acting upon proper documents signed by the proper parties.

Section 8.03 - Evidence, Experts and Advisers

(1)

In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof in such form as may be prescribed Applicable Legislation, or as the Warrant Agent may reasonably require by written notice to the Corporation.

(2)

In the exercise of its rights and duties hereunder, the Warrant Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, written requests, consents or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Warrant Agent, provided that such evidence complies with Applicable Legislation and the Warrant Agent examines the same and determines that such evidence complies with the applicable requirements of this Indenture.

(3)

Whenever Applicable Legislation requires that evidence referred to in subsection 8.03(1) be in the form of a statutory declaration, the Warrant Agent may accept such statutory declaration in lieu of a certificate of the Corporation required by any provision hereof. Any such statutory declaration may be made by one or more of the chairman, chief executive officer, president, any vice president or treasurer of the Corporation.

(4)

Proof of the execution of an instrument in writing, including a Warrantholders’ Request, by any Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner that the Warrant Agent may consider adequate. The Warrant Agent is not responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of any instrument deposited with it, or for the form or execution of such instrument, or for the identity or authority or right of any person or party executing or depositing it.

(5)

The Warrant Agent may employ or retain such agent, counsel, accountants or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder, may act on and rely upon the advice or opinions so obtained and may pay reasonable remuneration for all services so performed by any of them (any such remuneration paid by the Warrant Agent to be repaid by the Corporation to the Warrant Agent in accordance with Section 4.03), without taxation of costs of any counsel, and shall not be responsible for any misconduct on the part of any of them.

(6)

The Warrant Agent may employ or appoint, at its discretion, agents or assistants as it may reasonably require for the good conduct of the file, may pay them reasonable remuneration for all services performed and shall not be answerable for their default or misconduct, if such agent or assistant has been selected with reasonable care.

Section 8.04 - Documents Held by Warrant Agent

(1)

Any securities, documents of title or other instruments that may at any time be held by the Warrant Agent subject to the trusts hereof may be placed in the deposit vaults of the Warrant Agent or of any Canadian chartered bank or trust company or deposited for safekeeping with any such bank or trust company.

(2)

Unless herein otherwise expressly provided, any money held pending the application or withdrawal thereof under any provision of this Indenture may be deposited in the deposit department of the Warrant Agent or of any Schedule A Canadian Chartered Bank, or with the consent of the Corporation, any other loan or trust company authorized to accept deposits under the laws of Canada or a province thereof; or

(3)	Unless the Corporation is in default hereunder, all interest or other income received by the Warrant Agent in respect of deposits and investments will belong to the Corporation.

Section 8.05 - Actions by Warrant Agent to Protect Interests

             The Warrant Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

Section 8.06 - Warrant Agent Not Required to Give Security

             The Warrant Agent shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise.

Section 8.07 - Protection of Warrant Agent

             By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

(1)	The Warrant Agent shall not be liable for or by reason of any statements of fact or recitals in this Indenture (except the representation contained in Section 8.09) or be required to verify the same.

(2)

Nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto.

(3)	The Warrant Agent shall not be bound to give notice to any person of the execution hereof.

(4)

The Warrant Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation.

Section 8.08 - Replacement of Warrant Agent

(1)

The Warrant Agent may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation not less than 45 days’ prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Warrantholders by extraordinary resolution shall have the power at any time to remove the existing Warrant Agent and to appoint a new trustee. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new trustee unless a new trustee has already been appointed by the Warrantholders; failing such appointment by the Corporation, within 10 days the retiring Warrant Agent or any Warrantholder may apply to a justice of the Supreme Court of Nova Scotia at the Corporation’s expense, on such notice as such justice may direct, for the appointment of a new trustee; but any new trustee so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new trustee appointed under any provision of this Section 8.08 shall be a corporation authorized to carry on the business of a trust company in the Province of Nova Scotia and, if required by Applicable Legislation of any other province, in such other province. On any such appointment, the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring the same to the new trustee, provided that any resignation or removal of the Warrant Agent and appointment of a successor trustee shall not become effective until the successor trustee shall have executed an appropriate instrument accepting such appointment and, at the request of the Corporation, the predecessor Warrant Agent, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor trustee an appropriate instrument transferring to such successor trustee all rights and powers of the Warrant Agent hereunder.

(2)	Upon the appointment of a successor trustee, the Corporation shall promptly notify the Warrantholders thereof.

(3)

Any corporation into or with which the Warrant Agent may be merged or consolidated or amalgamated, or any corporation succeeding to the trust business of the Warrant Agent, shall be the successor to the Warrant Agent hereunder without any further act on its part or of any of the parties hereto, provided that such corporation would be eligible for appointment as a new trustee under subsection 8.01(1).

(4)	Any Warrants certified but not delivered by a predecessor trustee may be certified by the successor trustee in the name of the predecessor or successor trustee.

Section 8.09 - Conflict of Interest

(1)

The Warrant Agent represents to the Corporation that at the time of execution and delivery hereof no material conflict of interest exists in the Warrant Agent’s role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has such a material conflict of interest, either eliminate the same or resign its trust hereunder to a successor trustee approved by the Corporation. If any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Warrants shall not be affected in any manner whatsoever by reason thereof.

(2)

Subject to subsection 8.09(1), the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any subsidiary of the Corporation without being liable to account for any profit made thereby.

Section 8.10 - Acceptance of Trusts

             The Warrant Agent hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth, and to hold all rights, interests and benefits contained herein for and on behalf of those persons who become Warrantholders from time to time.

Section 8.11 - Warrant Agent Not to Be Appointed Receiver

             The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

Section 8.12 - Indemnity of Warrant Agent

             The Corporation hereby indemnifies and holds harmless the Warrant Agent and its officers, directors, employees, agents, successors and assigns from and against all reasonable costs, liabilities, expenses and disbursements (including reasonable legal fees and disbursements) that it might incur or to which it might have become subject in any action, suit or other similar legal proceeding that might be instituted against the Warrant Agent arising from or out of any act, omission or error of the Warrant Agent arising pursuant to this Indenture, provided that the Warrant Agent acted in accordance with the standards set forth in Section 8.02 and that any such act, omission or error did not constitute gross negligence, wilful misconduct or bad faith on the part of the Warrant Agent. This Section 8.12 shall survive the resignation or removal of the Warrant Agent or the termination of this Indenture.

ARTICLE 9
GENERAL

Section 9.01 - Notice

(1)	Unless herein otherwise expressly provided, any notice, document or thing required or permitted to be given or delivered hereunder shall be deemed to be properly given or delivered if:

	(a)	delivered in person to the address set out below and acknowledged by written receipt signed by the person receiving such notice;

	(b)	telecopied and confirmed by prepaid registered letter addressed to the party receiving such notice at its respective address set out below; or

(c)

sent by prepaid mail or registered letter (provided that any notice to be so given is not unlikely to reach its destination as a result of any actual or threatened interruption of mail services) or courier delivery addressed to the party receiving such notice at its respective address set out below:

the Corporation:	Linear Gold Corp.
2000 Barrington Street, Suite 502
Halifax, NS B3J 3K1
Attention: Wade Dawe, President and CEO
Telecopy: (902) 491-4281

the Warrant Agent:	Computershare Trust Company of Canada
2008, Purdy’s Wharf II

1969 Upper Water Street,
Halifax, Nova Scotia B3J 3R7
Attention: Elizabeth Dockendorff, Corporate Trust Officer
Telecopy: (902) 420-2764

a Warrantholder:	the address appearing in the register of holders.

(2)	Any notice or delivery given in accordance with the provisions of this Section 9.01 shall be deemed to have been given and received:

(a)

if delivered in person in accordance with the provisions of clause 9.01(1)(a), on the day of delivery in person (provided that such day is a Business Day at the place of receipt and delivery occurs prior to 4:00 p.m. (local time of the recipient) and, if it is not, on the next following Business Day);

(b)

if telecopied in accordance with the provisions of clause 9.01(1)(b) during the business hours of the recipient, on the date of receipt of the telecopy (provided that such day is a Business Day at the place of receipt and, if it is not, on the next following Business Day) and if telecopied other than during business hours, on the next following Business Day; and

(c) if sent by prepaid registered letter or courier delivery in accordance with the provisions of clause 9.01(1)(c), on the date the letter is actually received by the addressee.

(3)

For greater certainty, a letter delivered by courier where such courier obtains a written acknowledgement of receipt from the party receiving the letter shall be considered a delivery in person in accordance with clause 9.01(1)(a) rather than the sending of a letter in accordance with clause 9.01(1)(c).

(4)	Any party may from time to time by notice in writing delivered in accordance with the provisions of this Article 9 change its address for purposes hereof.

Section 9.02 - Counterparts and Formal Date

             This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated as of the date hereof.

Section 9.03 - Satisfaction and Discharge of Indenture

             Upon the date by which all Warrants theretofore certified hereunder have been cancelled or deemed to be cancelled in accordance with Section 3.05, this Indenture, except to the extent that Common Shares and certificates therefor have not been issued and delivered hereunder or the Corporation has not performed any of its obligations hereunder, shall cease to be of further effect in respect of the Corporation, and the Warrant Agent, on written demand of and at the cost and expense of the Corporation, and upon delivery to the Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and upon payment to the Warrant Agent of the expenses, fees and other remuneration payable to the Warrant Agent, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture; provided that if the Warrant Agent has not then performed any of its obligations hereunder, any such satisfaction and discharge of the Corporations obligations hereunder shall not affect or diminish the rights of any Warrantholder or the Corporation against the Warrant Agent.

Section 9.04 - Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders

             Except as provided in Section 5.02 and Section 5.03, nothing in this Indenture, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders from time to time of the Warrants any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

Section 9.05 - Language

             The parties hereto confirm their express wish that this Indenture and all documents and agreements directly or indirectly relating thereto be drawn up in the English language. Les parties aux presents conforment que c’est leur volonté expresse que le présente convention de même que tous les docments et conventions qui directment ou indirectment s’y attachment, soient rédigés en anglais.

Section 9.06 - Assignment

             This Indenture may not be assigned by either party hereto without the consent in writing of the other party. This Indenture shall enure to and bind the parties and their lawful successors and permitted assigns.

Section 9.07 - No Waiver, etc.

             No act, omission, delay, acquiescence of course of conduct on the part of either party hereto, other than a specific written instrument, shall constitute a waiver of or consent to any breach or default by the other party hereto, or affect or limit the right of the party to insist on strict or timely performance of the obligation of the other party.

Section 9.08 - Further Assurances

             Each of the parties hereto shall do or cause to be done all such acts and things required to carry out the true intent of this Indenture.

[The remainder of this page is intentionally left blank.]

             IN WITNESS WHEREOF the parties hereto have executed this Indenture under the hands of their proper officers in that behalf.

LINEAR GOLD CORP.

By:	“Wade K. Dawe”
WADE K. DAWE
President & Chief Executive Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	“Elizabeth Dockendorff”
ELIZABETH DOCKENDORFF
Professional, Corporate Trust

By:	“Josephine MacDonald”
JOSEPHINE MACDONALD
Administrator, Client Services

SCHEDULE “A” - FORM OF NON-U.S. WARRANT CERTIFICATE

WARRANT CERTIFICATE

THE WARRANTS AND THE SECURITIES DELIVERABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON UNLESS THIS WARRANT AND SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

EXERCISABLE ONLY DURING THE PERIOD COMMENCING ON THE DATE HEREOF AND ENDING AT 5:00 P.M. (HALIFAX TIME) ON NOVEMBER 19, 2014, AFTER WHICH TIME THE WARRANTS REPRESENTED BY THIS WARRANT CERTIFICATE SHALL BE VOID AND OF NO EFFECT.

[For CDS, the following legend is also applied]

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO LINEAR GOLD CORP. (THE “COMPANY”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

LINEAR GOLD CORP.
Subject to the Canada Business Corporations Act

No 2009 -	Purchase Warrants
ISIN #CA53566Q1155
CUSIP #53566Q115

COMMON SHARE PURCHASE WARRANTS, EACH SUCH WARRANT ENTITLING THE HOLDER TO PURCHASE ONE (1) COMMON SHARE OF LINEAR GOLD CORP.

COMMON SHARE PURCHASE WARRANT OF LINEAR GOLD CORP.

This certifies that, for value received, the holder hereof, ____________________________ (the “holder” or “Warrantholder”) of the common share purchase warrants (the “Warrants” or individually, a “Warrant”) of Linear Gold Corp. (the “ Corporation”) represented hereby is entitled at any time at or after the date hereof and prior to 5:00 p.m. (Halifax time) on November 19 , 2014 (the “Expiry Time”), to purchase in accordance with the provisions of the Warrant Indenture (as defined below) one common share (“Common Share”) of the Corporation for each Warrant represented hereby at a price of Cdn $3.00 per Common Share (the “Exercise Price”) by surrendering to Computershare Trust Company of Canada (the “Warrant Agent”) at its corporate trust offices in the City of Halifax, Province of Nova Scotia (i) this certificate together with an executed exercise form (“Exercise Form”) in the form of the attached Exercise Form or any other written notice in a form satisfactory to the Warrant Agent, in either case duly completed and executed, and (ii) a certified cheque, bank draft or money order payable at par to or to the order of Linear Gold Corp. in the amount of the aggregate Exercise Price of the Common Shares subscribed for by the holder on exercise of the holder's Warrants.

Upon acceptance hereof, the holder hereof hereby expressly waives the right to receive any fractional Common Shares upon the exercise hereof in full or in part. At the Corporation’s option, payment in lieu of fractional Common Shares will be made in accordance with the terms of the Warrant Indenture (as defined herein). The Warrants represented by this Warrant Certificate shall be deemed to have been surrendered, and payment by certified cheque, bank draft or money order shall be deemed to have been made only upon personal delivery thereof or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at its principal office in the City of Halifax, Province of Nova Scotia.

Upon the exercise of the Warrants evidenced hereby, the Corporation shall cause to be issued to the person(s) in whose name(s) the Common Shares so subscribed for are to be issued (provided that if the Common Shares are to be issued to a person other than a holder of the Warrant certificate, the holder's signature on the Exercise Form herein shall be guaranteed by a Canadian “Schedule I” chartered bank, by a member firm of The Toronto Stock Exchange or of The TSX Venture Exchange or a member of a recognized Signature Medallion Guarantee Program) the number of Common Shares to be issued to such person(s) and such person(s) shall become a holder in respect of Common Shares with effect from the date of such exercise and upon due surrender of this Warrant certificate the Corporation will cause a certificate(s) representing such Common Shares to be made available for pick-up by such person(s) at Purdy's Wharf Tower II, 1969 Upper Water Street, Suite 2008, Halifax, Nova Scotia B3J 3R7, or mailed to such person(s) at the address(es) specified in such Exercise Form, within three Business Days after receipt of notice from the Warrant Agent of the exercise of this Warrant.

This warrant certificate represents Warrants of the Corporation issued or issuable under the provisions of a warrant indenture (which indenture together with all other instruments supplemental and ancillary thereto is herein referred to as the “Warrant Indenture”) made as of November 19, 2009, between the Corporation and the Warrant Agent, as warrant agent, to which Warrant Indenture, as may be amended from time to time, reference is hereby made for particulars of the rights of the holders of the Warrants and the Corporation and of the Warrant Agent in respect thereof and the terms and conditions upon which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture where herein set forth, to all of which the holder of this Warrant certificate by acceptance hereof assents. A copy of the Warrant Indenture will be available for inspection at the office of the Warrant Agent located at Purdy's Wharf Tower II, 1969 Upper Water Street, Suite 2008, Halifax, Nova Scotia B3J 3R7. If any conflict exists between the provisions contained herein and the provisions of the Warrant Indenture, the Warrant Indenture shall govern.

Upon presentation at Purdy's Wharf Tower II, 1969 Upper Water Street, Suite 2008, Halifax, Nova Scotia B3J 3R7, subject to the provisions of the Warrant Indenture and upon compliance with the reasonable requirements of the Warrant Agent, the Warrant Certificate entitles the holder hereof to purchase an equal aggregate number of Common Shares upon payment of the aggregate Exercise Price. If the holder subscribes for a lesser number of Common Shares than the number of shares referred to in this Warrant certificate, the holder shall be entitled to receive a further Warrant certificate in respect of Common Shares referred to in this Warrant certificate but not subscribed for.

The holding of this Warrant certificate, shall not constitute the holder hereof a holder of Common Shares nor entitle him to any right or interest in respect thereof except as herein and in the Warrant Indenture expressly provided.

Warrants may only be transferred, upon compliance with the conditions prescribed in the Warrant Indenture, on the register to be kept in the corporate trust offices of the Warrant Agent in the City of Halifax, by the registered holder thereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent with signature guaranteed by a Canadian “Schedule I” chartered bank, a member of The Toronto Stock Exchange or The TSX Venture Exchange or a member of a recognized Signature Medallion Guarantee Program and by surrendering to the Warrant Agent at its corporate trust offices in the City of Halifax this certificate together with an executed transfer form (the “Transfer Form”) in the form of the attached Transfer Form or any written notice in a form satisfactory to the Warrant Agent, in either case duly completed and executed.

The Warrant Indenture contains provisions making binding upon all holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by the Warrantholders holding a specified percentage of the then unexercised Warrants.

The Warrant Indenture provides for adjustment in the number of Common Shares to be delivered upon exercise of the right of purchase hereby granted and to the exercise price upon certain events therein set forth.

The Warrants and the Warrant Indenture shall be governed by and performed, construed and enforced in accordance with the laws of the Province of Nova Scotia and shall be treated in all respects as Nova Scotia contracts. Time shall be of the essence hereof and of the Warrant Indenture.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

This Warrant Certificate will not be valid for any purpose until it has been certified by or on behalf of the Warrant Agent for the time being under the Warrant Indenture.

                  IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed by its duly authorized officer as of this 19 day of November, 2009.

LINEAR GOLD CORP.

By:
Wade Dawe
President and CEO

This Warrant Certificate represents Warrants referred to in the Warrant Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Authorized Signing Officer

EXERCISE FORM

To:	Linear Gold Corp.
c/o Computershare Trust Company of Canada
Purdy's Wharf Tower II
1969 Upper Water Street, Suite 2008
Halifax, Nova Scotia B3J 3R7

The undersigned holder of the within Common Share Purchase Warrants irrevocably exercises the Warrants represented hereby and subscribes for _____________________ Common Shares issuable pursuant to the exercise of such Warrants on the terms specified in the Warrant Indenture at a price of Cdn $3.00 per Common Share (or such number of other securities or property to which such Warrants entitle the undersigned in lieu, thereof or in addition thereto under the provisions of the Warrant Indenture) on the terms specified in the Warrant Indenture and encloses and tenders herewith a certified cheque, bank draft or money order payable at par to or to the order of Linear Gold Corp. for the aggregate exercise price of $ ___________________ (Cdn).

The undersigned hereby certifies that he is not a U.S. person or a person within the United States, and that he is not exercising warrants for the account or benefit of a U.S. person or a person within the United States (as defined in the Warrant Indenture). The undersigned hereby directs that the said Common Shares be issued as follows:

Name:

Address in full:

Number of Common Shares:	____________________

Please note that if Common Shares are to be issued to a person other than the registered holder, the registered holder, must pay to the Warrant Agent all exigible taxes and the signature of the registered holder must be guaranteed.

Dated this: ________________________________________

Signature of Warrantholder

Print full name

[ ]

Please check box if these certificates are to be delivered to the office where this Warrant certificate is surrendered, failing which the certificates will be mailed to the address shown on the register.

(The Warrant Agent may require that the Warrantholder's signature be guaranteed, in which event the following must be completed).

Signature of Warrantholder
guaranteed by:

NOTE:

If the signature of the person executing this form is to be guaranteed, it must be guaranteed by a Canadian “Schedule I” chartered bank, a member of the Toronto Stock Exchange or of the TSX Venture Exchange or a member of a recognized Signature Medallion Guarantee Program.

TRANSFER FORM

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers to

(Please print or type name and address of Assignee)

___________________________________ Warrants represented by the within Warrant certificate and does hereby irrevocably constitute and appoint  ___________________________________, Attorney, to transfer the said Warrants on the books of the Warrant Agent with full power of substitution in the premises.

The undersigned hereby certifies that the Warrants are being sold, assigned or transferred in accordance with applicable securities laws covering any such transaction, and the undersigned hereby certifies that the transfer of these securities is not being made to, and the offer of these securities was not made to and the person named above is not, a person in the United States or a U.S. Person (as such term is defined in Regulation S under the U.S. Securities Act.

Signature of Warrantholder

Dated this

Signature of Warrantholder guaranteed

by: _____________________________________

Upon any transfer of Warrants, the transferee shall be a permitted assignee of the transferring holder and shall be entitled to the benefits of the covenants of the Corporation contained in the Warrant Indenture and granted by the Corporation, subject to the restriction and limitations described therein.

NOTICE:	The signature of this assignment must correspond exactly with the name as written upon the face of this certificate.

The signature of the Warrantholder must be guaranteed by a Canadian “Schedule I” chartered bank, a member of the Toronto Stock Exchange or TSX Venture Exchange or a member of a recognized Signature Medallion Guarantee Program.

SCHEDULE “B” - FORM OF U.S. WARRANT CERTIFICATE

U.S. WARRANT CERTIFICATE

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF LINEAR GOLD CORP. THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO LINEAR GOLD CORP., (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO LINEAR GOLD CORP. MUST FIRST BE PROVIDED TO COMPUTERSHARE TRUST COMPANY OF CANADA.

THESE SECURITIES MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES. IF LINEAR GOLD CORP. IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND LINEAR GOLD CORP. AND, IF SO REQUIRED BY COMPUTERSHARE TRUST COMPANY OF CANADA, AN OPINION OF COUNSEL, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.

THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON UNLESS THIS WARRANT AND SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT EXERCISABLE ONLY DURING THE PERIOD COMMENCING ON THE DATE HEREOF AND ENDING AT 5:00 P.M. (HALIFAX TIME) ON NOVEMBER 19, 2014, AFTER WHICH TIME THE WARRANTS REPRESENTED BY THIS WARRANT CERTIFICATE SHALL BE VOID AND OF NO EFFECT.

LINEAR GOLD CORP.
Subject to the Canada Business Corporations Act

No 2009 -	Purchase Warrants
ISIN #CA53566Q1155
CUSIP #53566Q115

COMMON SHARE PURCHASE WARRANTS, EACH SUCH WARRANT ENTITLING THE HOLDER TO PURCHASE ONE (1) COMMON SHARE OF LINEAR GOLD CORP.

COMMON SHARE PURCHASE WARRANT OF LINEAR GOLD CORP.

This certifies that, for value received, the holder hereof, ___________________________(the “holder” or “Warrantholder”) of the common share purchase warrants (the “Warrants” or individually, a “Warrant”) of Linear Gold Corp. (the “Corporation”) represented hereby is entitled at any time at or after the date hereof and prior to 5:00 p.m. (Halifax time) on November 19, 2014 (the “Expiry Time”), to purchase in accordance with the provisions of the Warrant Indenture (as defined below) one common share (“Common Share”) of the Corporation for each Warrant represented hereby at a price of Cdn $3.00 per Common Share (the “Exercise Price”) by surrendering to Computershare Trust Company of Canada (the “Warrant Agent”) at its corporate trust offices in the City of Halifax, Province of Nova Scotia (i) this certificate together with an executed exercise form (the “ Exercise Form”) in the form of the attached Exercise Form or any other written notice in a form satisfactory to the Warrant Agent, in either case duly completed and executed, (ii) an executed Letter to be delivered by Original U.S. Purchaser Upon Exercise of Warrants in the form attached or any other form satisfactory to the Warrant Agent, (iii) a certified cheque, bank draft or money order payable at par to or to the order of Linear Gold Corp. in the amount of the aggregate Exercise Price of the Common Shares subscribed for by the holder on exercise of the holder's Warrants and (iv) all applicable transfer or similar taxes and the Corporation will not be required to issue or deliver certificates evidencing the Common Shares unless or until the holder will have paid the Corporation or the Warrant Agent the amount of such tax or will have satisfied to the satisfaction of the Corporation that such tax has been paid or that no tax is due.

Upon acceptance hereof, the holder hereof hereby expressly waives the right to receive any fractional Common Shares upon the exercise hereof in full or in part. At the Corporation’s option, payment in lieu of fractional Common Shares will be made in accordance with the terms of the Warrant Indenture (as defined herein). The Warrants represented by this Warrant Certificate shall be deemed to have been surrendered, and payment by certified cheque, bank draft or money order shall be deemed to have been made only upon personal delivery thereof or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at its principal office in the City of Halifax, Province of Nova Scotia.

Upon the exercise of the Warrants evidenced hereby, the Corporation shall cause to be issued to the person(s) in whose name(s) the Common Shares so subscribed for are to be issued (provided that if the Common Shares are to be issued to a person other than a holder of the Warrant certificate, the holder's signature on the Exercise Form herein shall be guaranteed by a Canadian “Schedule I” chartered bank, by a member firm of The Toronto Stock Exchange or of The TSX Venture Exchange or a member of a recognized Signature Medallion Guarantee Program) the number of Common Shares to be issued to such person(s) and such person(s) shall become a holder in respect of Common Shares with effect from the date of such exercise and upon due surrender of this Warrant certificate the Corporation will cause a certificate(s) representing such Common Shares to be made available for pick-up by such person(s) at Purdy's Wharf Tower II, 1969 Upper Water Street, Suite 2008, Halifax, Nova Scotia B3J 3R7, or mailed to such person(s) at the address(es) specified in such Exercise Form, within three Business Days after receipt of notice from the Warrant Agent of the exercise of this Warrant.

This warrant certificate represents Warrants of the Corporation issued or issuable under the provisions of a warrant indenture (which indenture together with all other instruments supplemental and ancillary thereto is herein referred to as the “Warrant Indenture”) made as of November 19, 2009, between the Corporation and the Warrant Agent, as warrant agent, to which Warrant Indenture, as may be amended from time to time, reference is hereby made for particulars of the rights of the holders of the Warrants and the Corporation and of the Warrant Agent in respect thereof and the terms and conditions upon which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture where herein set forth, to all of which the holder of this Warrant certificate by acceptance hereof assents. A copy of the Warrant Indenture will be available for inspection at the office of the Warrant Agent located at Purdy's Wharf Tower II, 1969 Upper Water Street, Suite 2008, Halifax, Nova Scotia B3J 3R7. If any conflict exists between the provisions contained herein and the provisions of the Warrant Indenture, the Warrant Indenture shall govern.

Upon presentation at Purdy's Wharf Tower II, 1969 Upper Water Street, Suite 2008, Halifax, Nova Scotia B3J 3R7, subject to the provisions of the Warrant Indenture and upon compliance with the reasonable requirements of the Warrant Agent, the Warrant certificate entitles the holder hereof to purchase an equal aggregate number of Common Shares upon payment of the aggregate Exercise Price. If the holder subscribes for a lesser number of Common Shares than the number of shares referred to in this Warrant certificate, the holder shall be entitled to receive a further Warrant certificate in respect of Common Shares referred to in this Warrant certificate but not subscribed for.

The holding of this Warrant certificate, shall not constitute the holder hereof a holder of Common Shares nor entitle him to any right or interest in respect thereof except as herein and in the Warrant Indenture expressly provided.

Warrants may only be transferred, upon compliance with the conditions prescribed in the Warrant Indenture, on the register to be kept in the corporate trust offices of the Warrant Agent in the City of Halifax, by the registered holder thereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent with signature guaranteed by a Canadian “Schedule I” chartered bank, a member of The Toronto Stock Exchange or The TSX Venture Exchange or a member of a recognized Signature Medallion Guarantee Program and by surrendering to the Warrant Agent at its corporate trust offices in the City of Halifax (i) this certificate together with an executed transfer form (the “ Transfer Form”) in the form of the attached Transfer Form or any written notice in a form satisfactory to the Warrant Agent, in either case duly completed and executed, and (ii) the Form of Declaration for Removal of Legend in the form attached or in any other form satisfactory to the Warrant Agent.

The Warrant Indenture contains provisions making binding upon all holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by the Warrantholders holding a specified percentage of the then unexercised Warrants.

The Warrant Indenture provides for the adjustment in the number of Common Shares to be delivered upon exercise of the right of purchase hereby granted and to the exercise price upon certain events therein set forth.

The Warrants and the Warrant Indenture shall be governed by and performed, construed and enforced in accordance with the laws of the Province of Nova Scotia and shall be treated in all respects as Nova Scotia contracts. Time shall be of the essence hereof and of the Warrant Indenture.

[Remainder of page intentionally left blank]

This Warrant Certificate will not be valid for any purpose until it has been certified by or on behalf of the Warrant Agent for the time being under the Warrant Indenture.

             IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed by its duly authorized officer as of this 19 day of November, 2009.

LINEAR GOLD CORP.

By:
Wade Dawe
President and CEO

This Warrant Certificate represents Warrants referred to in the Warrant Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Authorized Signing Officer

EXERCISE FORM

To:	Linear Gold Corp.
c/o Computershare Trust Company of Canada
Purdy's Wharf Tower II
1969 Upper Water Street, Suite 2008
Halifax, Nova Scotia B3J 3R7

The undersigned holder of the within Common Share Purchase Warrants irrevocably exercises the Warrants represented hereby and subscribes for _____________________ Common Shares issuable pursuant to the exercise of such Warrants on the terms specified in the Warrant Indenture at a price of Cdn $3.00 per Common Share (or such number of other securities or property to which such Warrants entitle the undersigned in lieu, thereof or in addition thereto under the provisions of the Warrant Indenture) on the terms specified in the Warrant Indenture and encloses and tenders herewith a certified cheque, bank draft or money order payable at par to or to the order of Linear Gold Corp. for the aggregate exercise price of $ ___________________(Cdn).

The undersigned hereby certifies that he is not a U.S. person or a person within the United States, and that he is not exercising warrants for the account or benefit of a U.S. person or a person within the United States (as defined in the Warrant Indenture) unless such person is the original U.S. Purchaser. In addition to this Exercise Form an original U.S. Person must also provide an executed letter in the Form of Letter To Be Delivered by Original U.S. Purchaser Upon Exercise of Warrants. The undersigned hereby directs that the said Common Shares be issued as follows:

Name:

Address in full:

Number of Common Shares:	____________________

Please note that if Common Shares are to be issued to a person other than the registered holder, the registered holder, must pay to the Warrant Agent all exigible taxes and the signature of the registered holder must be guaranteed.

Dated this: __________________________________________

Signature of Warrantholder

Print full name

[ ]

Please check box if these certificates are to be delivered to the office where this Warrant certificate is surrendered, failing which the certificates will be mailed to the address shown on the register.

(The Warrant Agent may require that the Warrantholder's signature be guaranteed, in which event the following must be completed).

Signature of Warrantholder
guaranteed by:

NOTE:

If the signature of the person executing this form is to be guaranteed, it must be guaranteed by a Canadian “Schedule I” chartered bank, a member of the Toronto Stock Exchange or of the TSX Venture Exchange or a member of a recognized Signature Medallion Guarantee Program.

FORM OF LETTER TO BE DELIVERED BY ORIGINAL U.S. PURCHASER UPON EXERCISE OF WARRANTS

Linear Gold Corp.
Cogswell Tower
2000 Barrington Street, Suite 502
Halifax, NS B3J 3K1

Attention: Wade Dawe, President and CEO\

- and to -

Computershare Trust Company of Canada
as Warrant Agent
Purdy's Wharf Tower II
1969 Upper Water Street
Suite 2008
Halifax, NS B3J 3R7

Attention: Manager, Corporate Trust

Dear Sirs:

             We are delivering this letter in connection with the purchase of common shares (the “Shares”) of Linear Gold Corp. (the “Corporation”), a corporation existing under the laws of Canada, upon the exercise of warrants of the Corporation (“Warrants”), issued under the warrant indenture dated as of November 19, 2009, between the Corporation and Computershare Trust Company of Canada.

             We hereby confirm that:

(a)	we are an institutional “accredited investor” within the meaning of Rule 501 (a)(1),(2),(3) or (7) of Regulation D under the United States Securities Act of 1933 (the “ U.S. Securities Act”);

(b)	we are purchasing the Shares for our own account;

(c)	we have such knowledge and experience in financial and business matters that we are capable of evaluating the merits and risks of purchasing the Shares;

(d)

if we decide to offer, sell or otherwise transfer any of the Shares, such securities may be offered, sold or otherwise transferred only (A) to the Corporation, (B) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, or (C) within the United States in accordance with the exemption from registration under the U.S. Securities Act provided by Rules 144 or 144A thereunder, if available, and in compliance with any applicable state securities laws, or in a transaction that does not require registration under the U.S. Securities Act or applicable state securities laws, and the seller has furnished to the Corporation an opinion to such effect from counsel of recognized standing reasonably satisfactory to the Corporation prior to such offer, sale or transfer; and

(e)	we acknowledge that we have had access to such financial and other information as we deem necessary in connection with our decision to purchase the Shares; and

(f)

we acknowledge that we are not purchasing the Shares as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

             We understand that the Shares are being offered in a transaction not involving any public offering within the United States within the meaning of U.S. Securities Act and that the Shares have not been and will not be registered under the U.S. Securities Act. We further understand that any Shares acquired by us will be in the form of definitive physical certificates and that such certificates will bear a legend reflecting the substance of paragraph (d) above.

             We acknowledge that you will rely upon our confirmations, acknowledgements and agreements set forth herein, and we agree to notify you promptly in writing if any of our representations or warranties herein ceases to be accurate or complete.

(Name of Purchaser)

By:
Name:
Title:

Address:

TRANSFER FORM

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers to

(Please print or type name and address of Assignee)

___________________________________ Warrants represented by the within Warrant certificate and does hereby irrevocably constitute and appoint  ___________________________________, Attorney, to transfer the said Warrants on the books of the Warrant Agent with full power of substitution in the premises.

The undersigned hereby certifies that the Warrants are being sold, assigned or transferred in accordance with applicable securities laws covering any such transaction, and the undersigned hereby certifies that the transfer of these securities is not being made to, the offer of these securities was not made to, and the person named above is not, a person in the United States or a U.S. Person (as such term is defined in Regulation S under the U.S. Securities Act).

Signature of Warrantholder

Dated this

Signature of Warrantholder guaranteed

by: ______________________________________

Upon any transfer of Warrants, the transferee shall be a permitted assignee of the transferring holder and shall be entitled to the benefits of the covenants of the Corporation contained in the Warrant Indenture and granted by the Corporation, subject to the restriction and limitations described therein.

NOTICE:	The signature of this assignment must correspond exactly with the name as written upon the face of this certificate.

The signature of the Warrantholder must be guaranteed by a Canadian “Schedule I” chartered bank, a member of the Toronto Stock Exchange or TSX Venture Exchange or a member of a recognized Signature Medallion Guarantee Program.

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Computershare Trust Company of Canada
as registrar and transfer agent
for Warrants of Linear Gold Corp.

The undersigned (a) acknowledges that the sale of the securities of Linear Gold Corp. (the “Corporation”) represented by certificate no. ______________ to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (b) certifies that (1) it is not an affiliate of the Corporation (as defined in Rule 405 under the U.S. Securities Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities

Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S.

Dated: ______________________________________________	By:
Name:
Title:

APOLLO GOLD CORPORATION

- and -

LINEAR GOLD CORP.

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

SUPPLEMENTAL WARRANT INDENTURE

As of June 25, 2010

THIS SUPPLEMENTAL WARRANT INDENTURE dated as of June 25, 2010

B E T W E E N :

APOLLO GOLD CORPORATION, a corporation existing under the laws of the Yukon Territory
(hereinafter called the “Company”)

A N D

LINEAR GOLD CORP.,
a corporation existing under the laws of Canada
(hereinafter called “Linear”)

A N D

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada
(hereinafter called the “Warrant Agent”)

RECITALS

WHEREAS:

A.              Linear and the Warrant Agent executed a common share purchase warrant indenture (the “Warrant Indenture”) dated as of November 19, 2009 governing the terms of the common share purchase warrants (the “Warrants”) originally issued by Linear in November 2009;

B.              Pursuant to Section 2.12(4) of the Warrant Indenture, upon completion of the arrangement (the “Arrangement”) under the provisions of the Business Corporations Act (Alberta) among Linear, the Company and 1526735 Alberta ULC, on June 25, 2010 (the “Effective Date”), each holder of a Warrant outstanding immediately prior to the Effective Date became entitled to receive, upon the exercise of such holder’s Warrant, in lieu of each common share of Linear to which such holder was theretofore entitled upon such exercise, 5.4742 common shares of the Company at an exercise price of $0.55 per share;

C.              Immediately following the completion of the Arrangement, the Company proposes to file articles of amendment under the Business Corporations Act (Yukon) to, among other things, (i) effect a consolidation (the “Consolidation”) of the Company’s issued and outstanding common shares on the basis of one post-consolidation common share of the Company for every four pre-consolidation shares of the Company outstanding immediately prior to the Consolidation; and (ii) effect a change in the name of the Company to “Brigus Gold Corp” (“Brigus”) (the “Name Change”);

D.              After giving effect to the Arrangement, the Consolidation and the Name Change, each holder of a Warrant outstanding immediately prior to the Effective Date is entitled to receive, upon the exercise of such holder’s Warrant, in lieu of each common share of Linear to which such holder was theretofore entitled upon such exercise, 1.3686 common shares of Brigus at an exercise price of $2.20 per share;

E.              Section 7.02 of the Warrant Indenture provides for the creation of indentures supplemental to the Warrant Indenture in connection with any successors to Linear;

F.              The foregoing recitals are made as representations of Linear and the Company and not by the Warrant Agent;

G.              The Warrant Agent has agreed to enter into this Supplemental Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who are holders of Warrants issued pursuant to the Warrant Indenture as modified by this Supplemental Indenture from time to time;

NOW THEREFORE THIS SUPPLEMENTAL INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

1.

This Supplemental Indenture is supplemental to the Warrant Indenture and the Warrant Indenture shall henceforth be read in conjunction with this Supplemental Indenture and all the provisions of the Warrant Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Warrant Indenture and of this Supplemental Indenture were contained in one instrument and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Warrant Indenture.

2.

On and after the date hereof, each reference to the Warrant Indenture, as amended by this Supplemental Indenture, “this Warrant Indenture”, “this indenture”, “herein”, “hereby”, and similar references, and each reference to the Warrant Indenture in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Warrant Indenture as amended hereby. Except as specifically amended by this Supplemental Indenture, all other terms and conditions of the Warrant Indenture shall remain in full force and unchanged.

3.

The Company hereby covenants, acknowledges and agrees that, as and from the date hereof, it shall become liable for, and shall perform the obligations of Linear under the Warrant Indenture and, in particular but without limitation, in accordance with Section 2.12 of the Warrant Indenture, any Warrantholder who exercises that holder’s right to receive common shares of Linear pursuant to Warrant(s) shall be entitled to receive, and shall accept in lieu of each common share of Linear to which such holder was theretofore entitled upon such exercise, 1.3686 common shares of Brigus at an exercise price of $2.20 per share, subject to further adjustment in accordance with the terms of the Warrant Indenture.

4.	The following definition in Section 1.1 of the Warrant Indenture is hereby amended to read as follows:

“Exercise Price” means $2.20 per Common Share, unless such price shall have been adjusted in accordance with the provisions of Section 2.14(4) and Section 2.14(5), in which case it shall mean the adjusted price in effect at such time;

5.	Subsection 2.02(2) of the Warrant Indenture is hereby amended to read as follows:

“Each Warrant authorized to be issued hereunder shall entitle the holder thereof to purchase (subject to subsection 3.01(2)), for the Exercise Price, one Common Share, or such other kind and amount of Underlying Securities or property calculated pursuant to the provisions of Section 2.14(4) and Section 2.14(5), as the case may be, in accordance with the provisions of this Indenture at any time up to the Time of Expiry, in accordance with the provisions of this Supplemental Indenture.”

6.	Subsection 2.02(4) of the Warrant Indenture is hereby deleted in its entirety;

7.	Subsection 2.02(5) of the Warrant Indenture is hereby amended to read as follows:

“Each Warrant Certificate, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall in the body of such certificate, contain the following text:

“THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON UNLESS THE SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.””

8.	Subsection 2.09(4) of the Warrant Indenture is hereby deleted in its entirety;

9.	Subsection 2.09(5) of the Warrant Indenture is hereby deleted in its entirety;

10.	Subsection 2.12(1) of the Warrant Indenture is hereby amended to read as follows:

“Warrant Certificates may, upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for Warrant Certificates in any other authorized denomination representing in the aggregate the same number of Warrants. The Corporation shall sign and the Warrant Agent shall certify, in accordance with Section 2.03 and Section 2.04, all Warrant certificates necessary to carry out the exchanges contemplated herein. Warrant certificates exchanged for Warrant certificates shall bear the legend set forth in subsection 2.02(5).”

11.	Subsection 3.01(5) of the Warrant Indenture is hereby amended to read as follows:

“Notwithstanding subsection 3.01(4), Warrants may be exercised within the United States or by or on behalf of any U.S. Person, and Underlying Securities issued upon exercise of Warrants may be delivered to any address in the United States if:

(a)

there is an effective registration statement registering the exercise of the Warrants and the issuance of the Underlying Shares under the U.S. Securities Act (the “Registration Statement”) at the time of the exercise of the Warrants;

(b)

the holder of the Warrants is the original purchaser of the Warrant in the United States from the Corporation (the “original U.S. Purchaser”) and the original U.S. Purchaser has provided to the Corporation and the Warrant Agent at the time of exercise of the Warrant the “Form of Letter to be Delivered by Original U.S. Purchaser Upon Exercise of

Warrants Not Pursuant to an Effective Registration Statement” contained in the form of

Warrant attached hereto as Appendix B; or

(c) the holder is exercising pursuant to an exemption from the registration requirements of the U.S. Securities Act and in compliance with all applicable state securities laws and has provided a legal opinion in form satisfactory to the Corporation and the Warrant Agent to such effect.

In relation to (a) above, the Warrant Agent shall be entitled to assume that upon issuance of the Warrants there is an effective Registration Statement under the U.S. Securities Act until such time as the Warrant Agent is notified in writing by the Corporation that there is no effective Registration Statement under the U.S. Securities Act. The Corporation hereby undertakes to provide written notice to the Warrant Agent promptly, and in any case not later than three business days, after there shall cease to be an effective Registration Statement and, thereafter, when such Registration Statement becomes effective.”

12.	Subsection 3.01(6) of the Warrant Indenture is hereby amended to read as follows:

“Certificates representing Underlying Shares issued upon exercise of Warrants pursuant to subsection 3.01(5)(b) or (c) and any Certificates representing Underlying Shares issued at a time when the Corporation is not a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act when there is no effective Registration Statement shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF BRIGUS GOLD CORP. THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO BRIGUS GOLD CORP., (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO BRIGUS GOLD CORP. MUST FIRST BE PROVIDED TO COMPUTERSHARE INVESTOR SERVICES INC.

THESE SECURITIES MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES. IF BRIGUS GOLD CORP. IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM COMPUTERSHARE INVESTOR SERVICES INC. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE INVESTOR SERVICES INC. AND BRIGUS GOLD CORP. AND, IF SO REQUIRED BY COMPUTERSHARE INVESTOR SERVICES INC., AN OPINION OF COUNSEL, TO THE EFFECT THAT THE SALE OF THE SECURITIES

REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT”

provided that, if any such Underlying Securities are being sold in accordance with Rule 904 of Regulation S, and if the Corporation is a “foreign issuer” within the meaning of Regulation S at the time of sale, the legend may be removed by providing to the Warrant Agent a declaration to the following effect (or as the Corporation may prescribe from time to time) together with such other documents or instruments as the Corporation or the Warrant Agent may require, which may include an opinion of counsel:

“The undersigned (a) acknowledges that the sale of the securities of Brigus Gold Corp. (the “Corporation”) represented by certificate no. ______________ to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (b) certifies that (1) it is not an affiliate of the Corporation (as defined in Rule 405 under the U.S. Securities Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S.”

and provided, further, that, if any such Underlying Securities are being sold under Rule 144 under the U.S. Securities Act, the legend may be removed by delivering to the Warrant Agent an opinion of counsel of recognized standing reasonably satisfactory to the Corporation, that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

In relation to this subsection, the Warrant Agent shall be entitled to assume that the Corporation is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act upon issuance of the Underlying Shares until such time as the Warrant Agent is notified in writing by the Corporation that it is no longer a “foreign private issuer”. The Corporation hereby undertakes to provide written notice to the Warrant Agent promptly, and in any case not later than three business days, after it shall cease to be a “foreign private issuer” and, thereafter, when it shall become a “foreign private issuer”.

13.

This Supplemental Indenture shall be governed by and be construed in accordance with the laws of the Province of Nova Scotia and shall be binding upon the parties hereto and their respective successors and assigns.

14.

This Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Supplement Indenture.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

             IN WITNESS WHEREOF the parties hereto have executed this Supplemental Indenture under the hands of their proper officers in that behalf.

APOLLO GOLD CORPORATION

Per:	“Brent Timmons” (signed)
Authorized Signing Officer

LINEAR GOLD CORP.

Per:	“Wade Dawe” (signed)
Authorized Signing Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	“Elizabeth Dockendorff” (signed)
Authorized Signing Officer

Per:	“Josephine MacDonald” (signed)
Authorized Signing Officer